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File No. 0-50087

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM 10

Under Section 12(b) or (g) of the Securities and Exchange Act of 1934.

VETERINARY PET SERVICES, INC.
(Exact name of Registrant as specified in its charter)

California	95-3538503
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3060 Saturn Street, Brea, California	92821
(Address of principal executive offices)	(Zip Code)
Issuer's telephone number: (714) 989-0555

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
No par value
(Title of Class)

TABLE OF CONTENTS

Item 1.	Business
Item 2.	Financial Information
Item 3.	Properties
Item 4.	Security Ownership of Certain Beneficial Owners and Management
Item 5.	Directors and Executive Officers
Item 6.	Executive Compensation
Item 7.	Certain Relationships and Related Transactions
Item 8.	Legal Proceedings
Item 9.	Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
Item 10.	Recent Sales of Unregistered Securities
Item 11.	Description of Registrant's Securities to be Registered
Item 12.	Indemnification of Directors and Officers
Item 13.	Financial Statements and Supplementary Data
Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 15.	Financial Statements and Exhibits

Glossary of Selected Insurance Terms

Adverse selection:	The underwriting of health insurance policies for pets that are undesirable insurance risks because of poor medical history, impaired physical health, or pre-existing conditions for which the owner seeks treatment. Adverse selection increases the probability of higher loss ratio.
Assuming company:	The insurance company that reinsures the original or primary insurer (the ceding company) and shares in the premium and claims of the original or primary insurer.
Ceding:
The practice in the insurance industry of reinsuring a share of the premiums and claims. The original or primary insurance company (the ceding company) cedes all or a portion of the insurance to the assuming company pursuant to a reinsurance agreement.
Ceding commission:
Commission paid to the ceding company by the reinsurer or the assuming company. The ceding commission is a percentage of the premium ceded to the assuming company by the insurer. The ceding commission is intended to cover the ceding company's expenses, including premium taxes, plus a profit margin.
Ceding company:	The original or primary insurer that reinsures its potential liability for claims with the assuming company for an agreed upon portion of the premium.
Claims incurred:
The amount of loss an insurance company incurs for indemnity under an insurance policy including (i) claims paid; (ii) unpaid claims incurred and reported prior to each period end; and (iii) unpaid claims incurred prior to each period end and reported in a subsequent period (known as "incurred but not reported" claims or "IBNR."). The term "claims" is synonymous with "losses."
Combined ratio:	The combination of the loss, the LAE, and the expense ratios. A combined ratio below 100% generally indicates profitable underwriting without consideration of investment and other income.
Deferred policy acquisition costs:
The portion of policy acquisition costs that are deferred, including commissions, premium taxes, and certain other operating expenses related to the production of new and renewal pet insurance policies.
Gross premiums produced:	The premium charged for a pet insurance policy, of which a portion is assumed by the assuming company and the balance of which is retained by the ceding company pursuant to a reinsurance agreement.
LAE ratio:	The ratio of LAE incurred to premiums earned.
Loss adjustment expense (LAE):	Loss adjustment expense ("LAE") includes all of the costs incurred in adjudicating a claim, including establishment, processing, review, settlement, and resolution of claims.
Loss ratio:	The ratio of losses incurred to premiums earned.
Losses:	See "claims incurred" defined above.

Policy acquisition costs:	Commissions, premium taxes, and certain other underwriting costs, some of which are deferred and amortized as the related premiums are earned.
Policy retention rate:	The percentage of existing policies that renew, excluding policies that are not renewed because the pet is no longer owned by the policyholder due to the death or loss of the pet or other cause.
Premium earned:	The pro rata portion of the written premium applicable to the policy period within the accounting period. Premiums are earned ratably over the policy term.
Provider:	An individual veterinarian, clinic or hospital providing veterinary services.
Reinsurance:
A contract pursuant to which the reinsurer (the assuming company), in consideration of a percentage of the premium, agrees to indemnify the primary insurance company (the ceding company) against a percentage of the risk underwritten. The percentage allocation of premium and claims is expressed as a ratio and is referred to as the "quota share."
Statutory capital and surplus:
The amount of statutory equity (the excess of assets stated at values at which they are required to be reported in the annual statement filed with state insurance departments over liabilities) of an insurance company (also known as "policyholders' surplus").
Underwriting expense ratio:
Under generally accepted accounting principles (GAAP), the ratio of policy acquisition costs and general and administration expenses to premiums earned. Under statutory accounting principles (SAP), the ratio of policy acquisition costs and general and administrative expenses to premiums written.
Unearned premiums:	The pro-rata portion of the premium applicable to the unexpired period of the policy. Unearned premiums are deferred revenues in the liability section of the balance sheet.
Written premiums:	The total of premiums charged for the full term of all insurance policies produced in California and reinsurance assumed on all policies produced outside of California for a stated accounting period.

ITEM 1. DESCRIPTION OF BUSINESS

The Company

        For convenience in this information statement, references to the "Company," "we," "us," and "our" refer to Veterinary Pet Services, Inc. ("VPSI") and its subsidiaries, Veterinary Pet Insurance Company ("VPI"), DVM Insurance Agency, Inc. ("DVM"), and VPI Services, Inc. ("VPIS").

        We are an insurance holding company providing accident and health insurance policies primarily for dogs and cats, and to a lesser extent for birds and other animals. We market, underwrite, insure, and reinsure these policies through VPI and DVM. VPI is a California-domiciled insurance company licensed by the California Department of Insurance (the "DOI") for property and casualty insurance. DVM is a licensed, non-resident insurance agency in all states outside California. We believe VPI is the oldest and largest licensed insurance company dedicated to selling approved pet insurance plans in the United States. Through VPSI we also operate a nationwide pet registry service for our policyholders that includes a pet identification and pet recovery program for lost pets, representing approximately 3% of our total gross premium and fee revenue. We operate in only one business segment.

        Reimbursement to VPI policyholders is on a fee-for-service basis, after deductibles and co-insurance are satisfied. Coverage for claims is calculated by a predetermined benefits schedule for specific medical events covered in each policy. Additionally, our policies contain maximum limits per incidence and annual benefit limits. Our policies also contain exclusions for preexisting conditions and certain hereditary and congenital conditions. See "—Policies."

        VPI writes all of our policies in California. Because VPI is only licensed in California, DVM places all insurance written outside California with National Casualty Company ("NCC"), one of our affiliates and a wholly-owned subsidiary of Nationwide Mutual Insurance Company ("Nationwide"). NCC then cedes all of the gross premiums produced by DVM to Scottsdale Insurance Company ("SIC"), another wholly owned subsidiary of Nationwide and our largest shareholder. See Item 4, "Security Ownership of Certain Beneficial Owners and Management," and Item 7, "Certain Relationships and Related Transactions."

        Pursuant to our reinsurance agreement with SIC (the "SIC Reinsurance Agreement"), VPI reinsures a portion of the business that NCC cedes to SIC. Approximately 55% of our 2001 premiums earned came from the SIC Reinsurance Agreement, and the comparable ratio for the nine months ended September 30, 2002 is approximately 57%, while the remaining balance is produced through VPI from policy sales in California. Prior to January 1, 2001, VPI retained 80% of all insurance written outside California produced by DVM, along with 80% of the claims associated with this business, while SIC retained 20% of the non-California premiums and claims. Effective January 1, 2001, to allow us to meet the net written premium to statutory capital and surplus ratio required by the DOI, we amended the SIC Reinsurance Agreement so that VPI retained 50% of all insurance written outside California produced by DVM, along with 50% of the claims associated with this business, while SIC retained the remaining 50% of the non-California premiums and claims. We plan to return to the 80% (VPI)—20% (SIC) reinsurance quota share percentage for new and renewal policies in the first quarter of 2003, contingent upon raising additional capital through the sale of Common Stock and DOI approval. See "—Reinsurance."

        In October 2002, we entered into a non-binding letter of intent (the "Iams Term Sheet") with The Iams Company ("Iams"), a subsidiary of Procter & Gamble. The Iams Term Sheet provides that Iams will purchase 500,000 shares of our Common Stock for $6.0 million ($12.00 per share) under the following conditions: (i) the receipt of an order of effectiveness of our Form 10 filing from the Securities and Exchange Commission (the "SEC"), (ii) the conversion of all of our outstanding Preferred Stock into shares of Common Stock, (iii) entering into a marketing agreement with Iams, (iv) execution of an amendment to the SIC Reinsurance Agreement to provide for an 80% (VPI):20%

(SIC) quota share, (v) execution of employment agreements with Dr. Stephens, Dr. Goodnight, and Ms. Lewis, and (vi) approval of a new stock option plan that reserves 1,000,000 shares of Common Stock under the plan. We have entered into employment agreements with Drs. Stephens and Goodnight and Ms. Lewis (see Item 6, "Executive Compensation—Employment Agreements") and the marketing agreement with Iams; however, the other conditions are anticipated to be fulfilled concurrent with the effectiveness of our Form 10 filing with the SEC. As of the date of this information statement, we are negotiating and drafting the terms of a definitive agreement that we expect to sign in February 2003, with the closing subject to the fulfillment of all of the foregoing conditions.

        For the first 12 months following the Iams investment, the number of shares issued to Iams will be subject to adjustment if we issue shares (other than upon exercise of existing stock options) at a price less than $12.00 per share by issuing additional shares to Iams so that the adjusted Iams' price per share is equal to the lower price at which we issue shares or grant options. After the first 12 months following the Iams investment, as long as Iams owns at least 5% of our outstanding Common Stock, the number of shares issued to Iams will be subject to adjustment on a weighted-average anti-dilution formula. As long as Iams holds at least 5% of our outstanding Common Stock, Iams will also have approval rights on changes in the rights relating to the Common Stock, creation of any other class of equity securities senior to the Common Stock, increasing or decreasing the authorized shares of Common Stock, redemption of Common or Preferred Stock, material contracts with affiliates, issuance of equity to a competitor of Iams, and increasing the authorized number of directors of the Company. Iams will also have registration rights with respect to its shares of Common Stock after an initial public offering of our shares. As long as Iams holds 2% or more of our outstanding Common Stock, Iams will be able to have an observer attend Board meetings and will be entitled to receive all materials provided to Board members.

        All of the proceeds from the Iams investment, if completed, must be contributed to VPI's statutory capital and surplus. Consummation of the marketing agreement with Iams is anticipated to provide us with additional marketing resources that will enable us to accelerate our marketing strategies.

        There is no assurance that the Iams agreement will be consummated. Assuming the Iams transaction had closed as of September 30, 2002, the consolidated shareholders' equity for VPSI would have been approximately $11.3 million, net of the related transaction costs, instead of the reported shareholders' equity amount of $5.5 million.

        Our headquarters are located at 3060 Saturn Street, Brea, California 92821. Our phone number is (714) 989-0555. Our web site is: www.petinsurance.com.

The Development of Our Business

        Our company was founded in October 1980 by Jack L. Stephens, D.V.M., our current President and Chief Executive Officer. In the early years of our development, we concentrated our efforts in building consumer awareness of our pet insurance, developing our market into a national business, and refining our insurance products. Our initial capital was raised from approximately 800 veterinarians in 1981 and 1982 in intrastate offerings pursuant to a permit from the California Department of Corporations. We were undercapitalized in the early years of our business, which limited our ability to develop our business.

        In December 1997 and January 1998, we sold a total of $5 million in Preferred Stock to Veterinary Centers of America, Inc. ("VCA"), a publicly traded company that owns veterinary hospitals and animal reference laboratories. In September 1998, we sold an additional $3 million shares of Preferred Stock to SIC. In February 2000, SIC purchased all of VCA's Preferred Stock. Assuming the conversion of all their shares of Preferred Stock at September 30, 2002 into 2,580,648 shares of Common Stock, SIC would own a total of 2,667,938 shares of Common Stock or approximately 62% of our outstanding shares. See Item 4, "Security Ownership of Certain Beneficial Owners and Management" and Item 7,

"Certain Relationships and Related Transactions." The infusion of capital from VCA and SIC enabled us to meet higher statutory capital and surplus requirements to sustain our growth. See "—Government Regulations." Since the infusion of capital from VCA and SIC, our gross premiums produced have increased from $7.9 million in 1997 to $45.0 million in 2001 and $48.5 million for the nine months ended September 30, 2002, at an average annual growth rate of approximately 55%.

        We also believe that a significant change in the attitude of pet owners to their pets (the "pet-human bond") has been another primary factor in our growth in the last five years. For example, we believe that pet euthanasia, as an alternative to treatment, has become less acceptable to both pet owners and the veterinary profession. Average veterinary fees per veterinary medical visit by dog owners have risen approximately 98% from 1991 ($49.96 per visit) to 2001 ($98.90 per visit). In 2001, a survey conducted by the American Veterinary Medical Association ("AVMA") indicated that 23% of dog-owning households reported that they spent between $200 and $499 per year in 2001 on veterinary expenses and that 8% reported annual veterinary expenses of $500 or more. Total expenditures on veterinary services for dogs, according to an AVMA estimate, increased from $4.9 billion in 1996 to $7.0 billion in 2001. As a result of increases in spending for veterinary services, we believe consumers have become more interested in insuring the risk of high veterinary bills and increasingly see pet insurance as a beneficial protection for their pets. Because of these changes, we believe that the market for pet health insurance in the United States will continue to expand.

        Although we are aware of only a few competitors including other pet insurance companies, pet health maintenance organizations, and clubs offering discounted veterinary services from participating providers, we expect additional companies to enter the marketplace and offer competing products and services. See "—Competition."

Our Business Strategy

        Key elements of our business strategy are to:

  •
  utilize our senior management to build relationships with the veterinarian community and in the insurance industry, to identify areas for improvement of our business, and to offer on-going training of our employees to make our internal processes more efficient and cost-effective;

  •
  increase market awareness through aggressive marketing programs aimed at dog and cat owners in the United States;

  •
  increase the use of industry relationships for joint marketing programs and targeted advertising campaigns;

  •
  reduce adverse selection through improved underwriting, fraud detection, policy rating, and claims review;

  •
  use our 20 years of proprietary actuarial data to expand the base of information used to develop insurance products that offer better benefits, to manage the claims-loss ratio, to determine policy pricing and policy coverage, and to monitor and adjust benefits schedules;

  •
  use our proprietary claims management system to insure accurate claims processing and timely reimbursement, while increasing the volume of claims processed by each claims adjuster and retaining essential actuarial data;

  •
  expand our automation through internal efficiencies and our customer focus through better and more frequent communication with policyholders and outsourcing tasks such as printing, where economies of scale can be achieved by outside vendors and internal efficiencies;

  •
  increase veterinary support of VPI through more frequent sponsorship of speakers at veterinary conferences and conventions, demonstrate the benefits of pet insurance through direct contact with providers, demonstrate to providers ways to increase veterinary practice revenues and improve animal care by promoting pet insurance to their customers, and increase our sponsorship and support of veterinary and pet-related causes; and

  •
  focus on higher margin insurance policies by concentrating our marketing efforts on plans with higher profit margins.

        Another key component of our business strategy is to increase our statutory capital and surplus. In October 2002, we entered into the Iams Term Sheet which outlines the terms of a proposed purchase by Iams of 500,000 shares of our Common Stock for $6.0 million ($12.00 per share) under certain conditions (the "Proposed Iams Transaction"), including the conversion of all of our outstanding Preferred Stock into shares of Common Stock, entering into a co-marketing agreement with Iams, and certain other conditions relating primarily to corporate governance. The proceeds from the Iams investment, if completed, must be contributed to VPI's statutory capital and surplus. The co-marketing agreement provides for a national co-marketing program of Iams' nutritional products for dogs and cats and our insurance policies directed to dog and cat breeders, veterinarian clinics, and retail customer outlets. See "—The Company" and Item 2, "Financial Information—Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources."

Our Insurance Policies

Plans Offered

        We offer three base policies—the Standard and Superior Plans for dogs and cats, and the Avian/Exotic Pet Plan for birds and all other pets. The Standard Plan is less expensive and has a lower benefits schedule and lower annual maximum limit than the Superior Plan. Although our insurance policies generally have 12-month terms, we also offer policies with two and three-month terms to pet breeders and pet stores who choose to provide an insurance option to their customers who purchase pets. Customers may pay the premium in full in advance or monthly. We also offer three endorsement options with our insurance plans. In the nine months ended September 30, 2002 our Superior Plan accounted for 86.9%, our Standard Plan accounted for 12.5%, and our Avian/Exotic Plan accounted for 0.6% of our policies written. In the 12 months ended December 31, 2001 our Superior Plan accounted for 60.2%, our Standard Plan accounted for 39.4%, and our Avian/Exotic Plan accounted for 0.4% of our policies written. We believe that the increase in sales of the Superior Plan compared to the Standard Plan in 2002 is because of the increased policy benefits available under the Superior Plan.

Endorsements Offered

        Vaccination and Routine Care Coverage (VRCC).    The VRCC endorsement has been elected by approximately 57% of our policyholders during 2001 and 62% of all policies issued in the first nine months of 2002. This endorsement was implemented in direct response to consumer demand and in an attempt to reduce the number of non-renewals. We believe this endorsement gives consumers immediate value, offering benefits that pet owners typically use. It covers a variety of needs for routine veterinary care such as vaccines, spaying and neutering, dental care, heartworm tests, and parasite control. This endorsement offers an attractive reimbursement level so that the insured pet owner does not have to request discounting from veterinarians.

        Cancer Endorsement.    While cancer is covered in both base plans, this endorsement doubles the benefit per incident and maximum benefits schedule for cancer (malignancy) therapy.

        Hereditary & Congenital Endorsement.    This endorsement, currently approved only in California, provides coverage for medical conditions for otherwise excluded genetic medical conditions. Unlike all other plans and endorsements, rates for this endorsement are breed-specific.

Marketing and Sales

        We market our pet health insurance policies primarily through direct methods. Because our business is produced through VPI and DVM, we do not use outside agencies to write policies for us.

        Our primary source of marketing and sales is through our promotional brochures, primarily distributed at point of purchase displays at veterinary offices and pet hospitals. In addition to basic information about our company and insurance policies, the brochures contain an enrollment form, our toll-free number, and our web site. Telephone sales are made through our sales department, and we maintain a fulltime sales staff to serve this need. Internet sales are made on our web site where pet owners can enroll directly for insurance coverage.

        Referrals from veterinarians are our greatest source of new customers. We market to veterinarians through direct mail, trade advertising, attendance at veterinary trade shows, sponsorships, and limited direct visitation. We have also experienced success in promoting our insurance products on our web site, through advertising, through marketing affiliations with other companies in the pet industry, and uniform resource locator (URL) direct links on the web sites of other companies.

        Our second most productive source of new applications is from policyholder referrals. We also receive referrals from breeders who recommend our policies or purchase short-term policies for the new pet owner upon placement of the puppy or kitten.

        We also offer our insurance plans to companies with at least 100 employees, either directly or through third party administrators with direct bill or payroll deduction options for payment.

        We advertise on a limited basis in specialty magazines, general-purpose magazines, and special event publications for pets. We do not currently advertise on the radio, television or in daily publications such as newspapers.

        Renewal of existing policies is a critical part of our business and the largest component of our gross premiums. The primary reasons for non-renewal are pet mortality and pet loss. Our policy retention rate, excluding pet mortality and pet loss, has averaged approximately 75% during the period from January 1, 1999 to September 30, 2002. We believe this rate of retention will continue in the future as a result of our automatic renewal program, a stable policy pricing schedule, consistent benefit levels and prompt payment of claims, and increasingly user-friendly Internet access to policy and claims information.

Underwriting

        Adverse selection has been a major problem for traditional insurance companies that have attempted to establish pet insurance programs in the United States. We have largely avoided the consequences of adverse selection through strict underwriting criteria, knowledge of animal disease by our claims staff, and access to medical histories available through the veterinarians we employ to review underwriting issues and to examine claims. An applicant for pet insurance completes a declaration that includes representations as to the pet's medical history. We request a complete medical history if the declaration reveals multiple medical problems or if the pet is over 11 years of age. We reject applications for pets with adverse medical histories and have the right to cancel the policy for misrepresentation of a pet's medical condition. A staff veterinarian reviews the claims that raise a suspicion of adverse selection, and we may deny claims made for conditions not disclosed in the application.

        We also engage in an ongoing examination of policy coverages and scheduled benefits. This on-going review assists us in managing the claims-loss ratio and developing new products based on pet owner needs.

Claims Management

        We try to minimize the paperwork that veterinarians and their staff must complete for policyholders to receive reimbursement. Based on our research into the preferences of veterinarians, we believe that this philosophy is essential to our long-term success. Accordingly, we require that claims be submitted to us for payment. We believe that over 90% of reimbursements are sent directly to the policyholder, not to the veterinarian. Thus, the pet owner pays the veterinarian in full and then files the claim form with us for reimbursement. Because we work with the policyholders rather than with veterinarians in settling claims, we strive to provide exceptional personal service. Our goal is to maintain high customer satisfaction levels, which helps us maximize renewals and gain referrals for policy sales from existing policyholders. This focus on customer satisfaction is demonstrated by the fact that claims submitted to us are usually paid within five to ten business days. This emphasis on prompt settlement also increases our referrals for new customers. In addition, our 20-year history of claims adjustment experience demonstrates that claims are handled only once and we do not experience any "liability tail" for unforeseen, large liabilities that are unreported or for claims that remain open on our books as is typical of other lines of property and casualty insurance.

        Our claims management is conducted under the direction of our medical director. We have 27 claims personnel, including five veterinarians. We believe that our 20-year history with veterinarian involvement in our claims management has promoted more efficient claims review, better input from providers as we check claims, and more accurate actuarial data as a key component of our underwriting and pricing policy.

Information Technology

        In the last two years, we have taken steps to incorporate recent developments in technology to improve all aspects of our information processing through work by our in-house information technology staff and a third-party software vendor. We plan to launch a new automated insurance processing system in the first quarter of 2003. This system will be a scalable, enterprise-wide solution designed specifically for property and casualty insurance companies. This system will be built on the latest technologies (Java and Oracle) and will be fully web-enabled. The hardware supporting this software is hosted in a secure Internet data center.

        A secure architecture has been developed utilizing information technology experts. The architecture integrates best practices for security and scalability, which includes redundancy, load balancing, data backup, and disaster recovery. This fully web-enabled system will be integrated with our existing web site to allow us to fully integrate our eBusiness strategy.

        One of our primary eBusiness goals is to enhance customer service in accordance with our overall customer-centric strategy. Beginning in mid-2003, we anticipate that our policyholders will have the ability to access their account information online. We intend to implement online self-services in various phases over the next 12 months. By the end of 2003, we estimate that our customers will have real-time access to all pertinent policy information regarding their policies, including billing and payment data, claims data, policies, and forms. We plan to personalize the online experience based on the policyholder's profile, such as the type of pet(s) owned, location, and other factors relevant to the policyholder. Additionally, VPI personnel are expected to have access to real-time data intended to allow them to provide the quickest and most effective level of customer service.

        The new system implementation is planned for integration with an enhanced fulfillment process. We plan to outsource the fulfillment of all printed materials with a company that will provide a total print-management program, which we expect to create cost savings and provide a higher level of customer service.

Loss Reserves

        The average life of a pet insurance claim is short due to the claims settlement process. A policyholder has 180 days from the date of the veterinarian's treatment to file a claim. The insured files a claim and sends the required documentation related to the expense incurred to our claims department for review and payment. The claims department will review the facts of the claim and the benefit schedule and issue payment directly to the policyholder, not the veterinarian, normally within seven to 14 days of the claim being filed. If the claim is denied due to a pre-existing condition of some other benefit exclusion, the insured has 60 days to contact us for a further claims review.

        We maintain reserves for losses and LAE with respect to both reported and unreported losses. Reserves are established for reported losses based on historical experience, upon case-by-case evaluation of the facts surrounding each known loss and the related policy provisions.    The amount of unreported losses is estimated by analysis of historical and statistical information. Historical data includes our 20 years of claim experience. Our ultimate liability may be greater or less than the estimated reserves. Reserves are monitored and adjusted when appropriate and reflected in the statement of operations in the period of adjustment. Reserves for losses and LAE are estimated to cover the future amounts needed to pay claims and related settlement expenses with respect to insured events that have occurred.

        The following table sets forth a reconciliation of beginning and ending reserves for losses and LAE. There are no differences between the Company's reserves for losses and LAE shown below calculated in accordance with generally accepted accounting principles ("GAAP") and those calculated in accordance with statutory accounting principles ("SAP"). The Company does not reinsure any losses nor does the Company discount loss reserves on either a GAAP or SAP basis.

Reconciliation of Reserves for Losses and LAE

	2001	2000	1999
Balance at January 1	$2,123,200	1,261,399	1,099,531

Incurred related to:
Current year	15,494,980	14,248,000	10,213,840
Prior year	(119,017)	87,087	86,800

Total incurred	15,375,963	14,335,087	10,300,640

Paid related to:
Current year	13,290,770	12,124,800	8,952,441
Prior year	2,004,183	1,348,486	1,186,331

Total paid	15,294,953	13,473,286	10,138,772

Balance at December 31	$2,204,210	2,123,200	1,261,399

        The table below shows changes in historical loss and LAE reserves for VPI for each year since 1991. Reported reserve development is derived from information included in VPI's statutory financial statements. The first line of the upper portion of the table shows the reserves as of December 31st of each of the indicated years, representing the estimated amounts of outstanding losses and LAE for claims arising during that year and in all prior years that are unpaid, including losses that have been incurred but not yet reported to the Company. The upper portion of the table shows the restated amount of the previously recorded reserves for each year based on experience as of the end of each succeeding year. As can be seen in this section, we believe all losses are settled within one year from the date of loss. The lower portion of the table shows the cumulative amounts paid as of December 31st of successive years with respect to the reserve liability for each year.

Changes in Historical Net Reserves for Losses and LAE

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Unpaid losses and LAE at end of year:	$411,852	200,373	168,654	218,363	227,309	330,899	414,026	1,099,531	1,261,399	2,123,200	2,204,210
Reserve re-estimated as of:
One year later	411,852	200,373	168,654	218,363	241,430	330,899	472,494	1,186,331	1,348,486	2,004,183
Two years later	411,852	200,373	168,654	218,363	241,430	330,899	472,494	1,186,331	1,348,486
Three years later	411,852	200,373	168,654	218,363	241,430	330,899	472,494	1,186,331
Four years later	411,852	200,373	168,654	218,363	241,430	330,899	472,494
Five years later	411,852	200,373	168,654	218,363	241,430	330,899
Six years later	411,852	200,373	168,654	218,363	241,430
Seven years later	411,852	200,373	168,654	218,363
Eight years later	411,852	200,373	168,654
Nine years later	411,852	200,373
Ten years later	411,852
Cumulative redundance (deficiency):	—	—	—	—	(14,121)	—	(58,468)	(86,800)	(87,087)	119,017
Cumulative paid as of:
One year later	411,852	200,373	168,654	218,363	241,430	330,899	472,494	1,186,331	1,348,486	2,004,183
Two years later	411,852	200,373	168,654	218,363	241,430	330,899	472,494	1,186,331	1,348,486
Three years later	411,852	200,373	168,654	218,363	241,430	330,899	472,494	1,186,331
Four years later	411,852	200,373	168,654	218,363	241,430	330,899	472,494
Five years later	411,852	200,373	168,654	218,363	241,430	330,899
Six years later	411,852	200,373	168,654	218,363	241,430
Seven years later	411,852	200,373	168,654	218,363
Eight years later	411,852	200,373	168,654
Nine years later	411,852	200,373
Ten years later	411,852
Unpaid losses and LAE at December 31:											$2,204,210

Reinsurance

        Since 1984, we have had a reinsurance agreement with SIC that has allowed DVM to sell pet insurance policies in states other than California on policies issued by NCC (the "SIC Reinsurance Agreement"). NCC cedes all of the gross premiums produced by DVM to SIC. Prior to January 1, 2001, VPI in turn assumed from SIC 80% of the non-California gross premiums produced on NCC paper, along with 80% of the claims associated with this business, while SIC retained 20% of the non-California premiums and claims. Since the start of 2001, we have assumed 50% of the non-California produced business, and SIC has retained 50% of this non-California business. This change in the quota share percentage was implemented to allow us to continue to meet the net written premiums to surplus ratio established by the DOI by decreasing the percentage of premiums assumed by VPI from SIC. We plan to return to the 80% (VPI)—20% (SIC) reinsurance quota share percentage for new and renewal policies in the first quarter of 2003 with an amendment to the SIC Reinsurance Agreement (the "Proposed 2003 Reinsurance Amendment"), contingent upon raising additional capital through the sale of Common Stock in connection with the Proposed Iams Transaction and DOI approval.

        Approximately 55% of our 2001 premiums earned are derived from the SIC Reinsurance Agreement, and the comparable ratio for the nine months ended September 30, 2002 is approximately 57%. NCC pays DVM a 28.5% commission related to the production of non-California premiums. In addition, pursuant to the SIC Reinsurance Agreement, DVM receives a production incentive bonus on all gross premiums produced. The current reinsurance agreement provides for a production incentive bonus of 3.3% in 2001 and 1.0% in 2002 and 2003. In accordance with the Proposed 2003 Reinsurance Amendment, the production incentive bonus will be eliminated. NCC cedes to SIC all of the gross premiums produced by DVM. VPI pays SIC a ceding commission of 32.0% related to the portion of the non-California premiums assumed by VPI from SIC. Thus, through September 30, 2002, the net reinsurance cost to VPI was 2.5%, including the impact of the 1.0% production incentive bonus. Upon the effective date of the Proposed 2003 Reinsurance Amendment, the net reinsurance cost to VPI is expected to increase to 5.0% and remain at that margin through the end of 2005.The net reinsurance cost to VPI could also increase as a result of increases in premium taxes, assessments, and local board fees in states other than California.

        If required, we believe we could find replacement reinsurance; however, we believe that replacement reinsurance would likely be at a higher cost than the costs associated with the SIC Reinsurance Agreement. See Item 7, "Certain Relationships and Related Transactions."

Government Regulation

        Insurance companies are subject to insurance laws and regulations established by the individual states, including California, in which they transact business. The agencies established pursuant to these state laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examination of insurers' records, capital and surplus requirements, the quality of investments and the maximum concentrations of certain classes of investments. State insurance laws, in general, also require regulatory approval in advance of certain actions taken by insurance companies, such as the payment of dividends in excess of statutory limitations and certain transactions or continuing service arrangements with affiliates.

        As a California-domiciled property and casualty insurance company, VPI is licensed by the California Department of Insurance (the "DOI") and under the California Insurance Code (the "Code") is subject to the kinds of regulations described in the preceding paragraph. We are subject to similar regulations in the states in which we sell insurance through DVM and NCC. VPI will be subject to similar regulation in other states in which it becomes licensed in the future, if any. In addition, as NCC's resident agent, DVM is required to comply with the rules and regulations of each state in which it sells insurance.

        The DOI requires VPI to maintain a minimum level of statutory capital and surplus at the greater of $2.0 million or the amount necessary to maintain our net written premiums to surplus ratio at a level not to exceed 8:1. At December 31, 2001 and September 30, 2002 statutory capital and surplus were $4.3 million and $5.7 million, respectively, and the net written premiums to surplus ratios were 5.8:1 and 6.7:1, respectively. SIC, which owns approximately 62% of VPSI, assuming full conversion of its Preferred Stock into Common Stock, has committed to the DOI to invest the necessary capital, or renegotiate the SIC Reinsurance Agreement, or both, in order for VPI to maintain the minimum level of statutory capital required by the DOI (the "SIC Support Commitment"). See Note 2 of our Consolidated Financial Statements included in Item 13, "Financial Statements and Supplementary Data" and Item 7, "Certain Relationships and Related Transactions." Assuming consummation of the Proposed Iams Transaction, we anticipate approaching the DOI to request relief from the SIC Support Commitment.

        Since 1989, California Proposition 103 has required that property and casualty insurance rates be approved by the DOI prior to their implementation. Proposition 103 also froze the premium rates of property and casualty insurance companies, imposed a 20% rollback on premium rates for certain companies (VPI was not affected by the rate rollback), and required that increases in policy premium rates be approved by the DOI. In 1989, the California Supreme Court upheld the constitutionality of the rollback and held that a "fair rate of return" standard should apply to approval of premium rates by the DOI. As a licensed property and casualty insurance company, VPI is required to file with the DOI for any proposed policy rate increases. Policy rates are subject to DOI approval based on whether a rate is excessive, inadequate, unfairly discriminatory, or otherwise in violation of the Code, giving the DOI the ability to limit VPI's profitability based on a standard of a "fair rate of return." All of VPI's applications for premium rate increases have been approved as presented to the DOI since 1989.

        VPI has restrictions affecting the payment of shareholder dividends imposed by the DOI. The maximum amount of dividends that can be paid without prior approval of the DOI is limited to the greater of 10% of capital and surplus as regards policyholders as of the preceding year-end or 100% of net income for the previous year and is limited by the amount of unassigned surplus. VPI is not presently permitted to declare any dividends without prior approval from the DOI and did not pay any dividends to our parent company for the years ended December 31, 2001, 2000, and 1999.

        VPI submits statutory financial statements to the DOI on a quarterly basis, and the accounts and activities of VPI are examined periodically by the DOI. The last regulatory examination of VPI was conducted by the DOI for the year ended December 31, 1997, and currently the Company is undergoing a triennial financial examination by the DOI as of December 31, 2001. VPSI, as the holding company for VPI, is required to report all shareholders owning 5% of its Common Stock and any shareholder seeking to obtain 10% or more of the Company's Common shares must be approved by the DOI (assuming conversion of all Common Stock equivalents).

        Each December 31st, property and casualty insurance companies are required to file an actuarial opinion related to its carried net loss and LAE reserves with the DOI. Management employs generally accepted actuarial techniques and its own claim history to develop its estimate for ultimate loss and LAE loss costs. As of December 31, 2001 and 2000, the Company retained an independent actuary and member of the American Casualty Actuarial Society to issue its actuarial opinion.

        As the agent for NCC, DVM receives the proceeds from gross premiums produced from the non-California pet insurance policies written by NCC and holds those proceeds in trust for SIC, the assuming company for the insurance policies written by NCC. DVM maintains a letter of credit as security for the premiums due SIC but not yet transferred to assure that trust funds are always available for transfer to SIC in compliance with insurance regulations.

        If it were determined that VPI were not in compliance with the Code or the statutes of other states in which it becomes licensed, the penalties which could be imposed include appointment of a conservator to conduct its business, revocation of its license to operate and liquidation of its assets. In any of those events, we could lose a substantial portion of our current revenue base. The loss of the right to sell insurance in any state, particularly California, New York, New Jersey, and Florida, could have a material adverse effect on our operations. State regulations are subject to change at any time, and there is no assurance that we could comply with any such changes or obtain, in a timely manner, any necessary state approvals required to continue our operations if we didn't comply with those changes.

Competition

        We experience competition from a few companies selling pet insurance and offering enrollment in pet health maintenance organizations and pet clubs with discounted veterinary services from participating providers. Companies in our industry compete generally on the basis of price, service, benefits offered, and relationships with the veterinarian community, pet product companies, and the pet breeder community. We believe that our revenues have reached a level where we can competitively administer the processing of applications, underwriting policies, evaluation and payment of claims, and the marketing of our insurance products. Because of our position in the industry, we can cost-effectively renew our existing policies without incurring the policy acquisition costs of newer competitors.    We also believe that our 20-year history in the industry gives us a competitive advantage because of longevity of our company compared to the many companies that have entered our marketplace and subsequently terminated their pet insurance operations. We believe that our competition has been limited in the past because other companies have not had reliable actuarial data to assess underwriting risks and control losses, while we have accumulated actuarial data over a 20-year period, and our competitors do not have the same level of experience in veterinary claims processing that we have had or utilize veterinarians to the extent that we do in claims processing. We believe that our primary competitors are currently PetCare/PetHealth Insurance Programs, the PetsHealth Care Plan operated by Petsmarketing Insurance.com Agency, Inc., and PetAssure Holdings, Inc. We expect to face increased competition in the future from companies desiring to enter this market that may have greater financial, marketing, and other resources than we have. We believe our business strategy will enable us to effectively compete with existing and new competitors in our industry. See "—Business Strategy."

Employees

        At September 30, 2002, we had 149 full-time and seven part-time employees working at our principal executive office. In the normal course of business, we address our staffing requirements in response to premium volume. Since December 2000, we have outsourced our human resources function to a professional employee organization ("PEO"), where the PEO became the co-employer of all of our employees. We pay the PEO a fixed percentage of gross salaries to cover all employer costs of payroll taxes, employee health insurance, workers' compensation insurance, other employee benefits, and the PEO expense related to our employees. None of our employees is covered by a collective bargaining agreement, we have never experienced a work stoppage, and we consider our relations with our employees to be excellent.

Risk Factors

        Our business and financial condition involve numerous risks and uncertainties, including the risks described below and elsewhere in this information statement.

We have a history of losses and an accumulated deficit.

        We have been selling pet insurance through VPI since 1982, but our first year of profitable operations was the year ended December 31, 2001 when we reported net income of $1.0 million compared to a loss of $134,000 for fiscal 2000 and a loss of $1.7 million for fiscal 1999. We reported net income of $1,287,000 for the nine months ended September 30, 2002 compared to net income of $581,000 for the same period in 2001. Prior to 2001 we experienced consistent losses as we expanded our business and developed our infrastructure to support premium growth. The accumulated deficit as of September 30, 2002 is $10.5 million, compared to an accumulated deficit of $11.8 million as of December 31, 2001. There is no assurance that our business will be successful or that we will be able maintain profitable operations in the future. Moreover, if profitability is achieved, the level of profitability cannot be accurately predicted. See Item 2, "Financial Information—Management's Discussion and Analysis of Financial Conditions and Results of Operations."

Many other pet insurance companies have gone out of business.

        We are aware of numerous companies that have sold or attempted to sell pet insurance in the United States, but are either no longer selling pet insurance or have gone out of business. Our business has also suffered in the past from under-capitalization and the lack of awareness of and perceived need for pet insurance. We believe that the development and growth of the market for pet insurance depends primarily on the effectiveness of our marketing activities in developing consumer awareness and acceptance. There is no assurance that we will be able to maintain adequate capitalization to finance our future growth, overcome the lack of consumer awareness and acceptance, and achieve sustained profitability.

We expect to face increasing competition.

        Although we believe we were the first company to successfully market and sell pet insurance in the United States on a sustained basis, over the last several years we have experienced increasing competition. Our competitors include companies offering insurance programs similar to ours, pet health maintenance organizations, and pet clubs with discounted veterinary services from participating providers. If a sizable market for pet insurance develops, through our efforts or other factors, we expect to face increasing competition in the future from companies with greater financial, marketing, and other resources because of the sizable potential market that we think exists. Our competitors may offer services or insurance products that are superior to or more price-competitive than our services and products. Our future success also depends on our ability to enhance our existing services and to offer products that meet the requirements of the marketplace. In addition, these competitive pressures or the cost of providing increased services could cause a decline in our profit margins and the level of profitability we might otherwise be able to achieve in the future. See "—Competition."

The impact of inflation and interest rates may affect our pricing and profitability.

        We believe that the rate of inflation and interest rates may influence the pricing of our insurance policies and the profitability of our business. Inflation is a major factor in the cost of veterinary services, with prices increasing steadily since 1972. We may be forced to increase the price of our insurance products to meet rising veterinary costs, which may also affect our sales of insurance policies. Automatic credit and debit card payments are a major source of payment for our policies with these installment payment programs representing approximately 70% of policies sold in 2002. Increases in interest rates may discourage consumers from paying for their insurance policies with credit and debit cards and result in lower policy sales.

We are dependent on our relationships with SIC and NCC.

        VPI currently offers its policies outside of California through NCC pursuant to a general agency agreement between DVM and NCC and the SIC Reinsurance Agreement. Approximately 55% of our 2001 premiums earned came from the SIC Reinsurance Agreement, and the comparable ratio for the nine months ended September 30, 2002 is approximately 57%. The term of the SIC Reinsurance Agreement continues indefinitely, but may be terminated by either SIC or VPI on 90 days written notice to the other party or upon 30 days notice in the event that a (i) state insurance department or other legal authority orders VPI to cease writing business, (ii) if VPI become insolvent, has been placed into liquidation or receivership, or files for protection under federal bankruptcy laws, (iii) VPI's statutory capital and surplus is reduced by 20% of the amount at either the inception or the latest anniversary of the SIC Reinsurance Agreement, (iv) VPI is merged with or acquired by another company, or (v) VPI has reinsured its entire liability under the SIC Reinsurance Agreement without

SIC's prior written consent. If the SIC Reinsurance Agreement were canceled or if our share of the revenue we derive from policies sold through NCC were reduced, our business and profitability would be adversely affected because we would be unable to sell pet insurance in states other than California without a comparable reinsurance agreement or becoming licensed outside of California. If we are required to obtain another reinsurer, we believe one might not be able to be obtained on the same terms as our current agreement with SIC, we could lose a substantial portion of our current revenue base, and our costs might increase. See "—Reinsurance" and Item 7, "Certain Relationships and Related Transactions."

Our business is heavily regulated.

        We are subject to insurance laws and regulations established by the individual states in which we transact business. State insurance agencies and administrators have broad supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examination of insurers' records, capital and surplus requirements, the quality of investments and the maximum concentrations of certain classes of investments. State insurance laws, in general, also require regulatory approval in advance of certain actions taken by insurance companies, such as premium rate increases, the payment of dividends in excess of statutory limitations, and certain transactions and continuing service arrangements with affiliates such as amendments to the SIC Reinsurance Agreement adjusting the quota share percentage. While we believe we are in compliance with all material insurance regulations, we may have to change our business plans in response to any future regulatory changes. See "—Government Regulation."

We must maintain adequate statutory surplus in relation to our premium volume.

        VPI is required by the DOI to maintain a minimum level of statutory capital and surplus at the greater of $2.0 million or the amount necessary to maintain our net written premiums to surplus ratio at a level not to exceed 8:1. At December 31, 2001 and September 30, 2002 statutory capital and surplus were $4.3 million and $5.7 million, respectively, and the net written premiums to surplus ratios were 5.8:1 and 6.7:1, respectively. SIC, which owns approximately 62% of VPSI assuming full conversion of its Preferred Stock, has committed to the DOI to invest the necessary capital, or renegotiate the SIC Reinsurance Agreement, or both, in order for VPI to maintain the minimum level of statutory capital and surplus required by the DOI (the "SIC Support Commitment"). If we are not able to increase our statutory capital and surplus or reduce the quota share reinsurance percentage with SIC, we may have to limit our marketing and sales activity or change the reinsurance quota share, which could have a material adverse effect on our business. See Item 7, "Certain Relationships and Related Transactions." Assuming consummation of the Proposed Iams Transaction, we anticipate approaching the DOI to request eliminating the SIC Support Commitment.

We must maintain adequate loss reserves.

        In addition to maintaining adequate statutory capital and surplus, we maintain claim reserves to cover our estimated liability for loss and LAE with respect to reported and unreported claims as of the end of each accounting period. By their nature, such reserves for unpaid losses and loss expenses do not represent the exact calculation of liabilities. Rather, such reserves are an estimate projected by management based on experience of amounts subsequently paid for the preceding period. These projections are based upon facts and circumstances at the time of estimation, actuarial data gathered in the past, and predictions of future trends, including the frequency and severity of claims. Our reserves do not currently include specific provision for catastrophic loss and LAE. Management believes, based on the number of policies in force and historic and current losses and LAE experience, that such amounts are immaterial and that its current level of reserves is adequate. Management will continue to consider the number of policies in force and historic and current losses and LAE experience in its reserve-setting methodology in the future as it evaluates the adequacy of its reserves. There is no assurance, however, that currently established provisions and assumptions for calculating losses and loss expenses will prove accurate or that current reserves will be adequate to cover future claim costs. Further, there is no assurance that management's current actuarial assumptions used to calculate its reserves will not be changed to increase or decrease current reserve levels. Future earnings would be adversely impacted if loss reserves are inadequate and need to be increased.

The value of our investment portfolio and the returns on our portfolio may decline.

        We currently maintain a policy of investing unearned premium reserves, claim reserves, and statutory capital and surplus in investment grade securities, with 98% of our portfolio invested in U.S. Treasury securities. Although we intend to hold all fixed-income investments to their stated maturity dates, all fixed-income securities are classified as available for sale and are carried at market value. Certain risks are inherent in investing in fixed-income securities, primarily from interest rate increases. If we were to sell any of these securities prior to maturity, we might recognize a realized capital loss on such sales. See Item 2, "Financial Information—Management's Discussion and Analysis of Financial Conditions and Results of Operations."

We depend on the services of Dr. Stephens, our President and CEO, and other members of our management team.

        We are substantially dependent upon the efforts of Dr. Jack L. Stephens, our President and Chief Executive Officer. Dr. Stephens was a practicing veterinarian for 10 years prior to founding the Company, has over 22 years of experience overseeing our business since its formation in 1980, is well-known in the veterinary industry, and is a frequent speaker at meetings and conventions in the veterinary medicine industry. We believe Dr. Stephens' experience is important to the Company's operations, and his prominence in the veterinary industry enhances the Company's marketing efforts. Should Dr. Stephens cease to be affiliated with VPSI before a qualified replacement could be found, there could be a material adverse effect on the Company's business and prospects. We carry a key-man life insurance on Dr. Stephens providing a death benefit of $2.0 million to VPSI. In November 2002, we entered into a new employment agreement with Dr. Stephens with an effective date of April 1, 2002 and terminating on March 31, 2007.

        We also believe our success will depend largely upon the performance of other members of our management team that Dr. Stephens assembled, including David B. Goodnight, our Executive Vice President—Business Development, Kent A. Kruse, our Vice President—Chief Operating Officer, Elizabeth M. Hodgkins, our Executive Vice President—Claims, Paul W. Souza, our Executive Vice President and Chief Financial Officer, Rebecca F. Lewis, our Vice President—Marketing, Vicki L. Stephens, our Vice President—Licensing, and Richard D. Stephens, our Vice President—Information Technology and Chief Information Officer. We have employment agreements with Dr. Stephens, Dr. Goodnight, and Ms. Lewis. See Item 6, "Executive Compensation—Employment Agreements." None of the members of our management team has advised the Company of plans to terminate their employment or retire, although Dr. Kruse is 64 years old; however, there is no assurance that they will not do so in the future. Ms. Lewis has been employed by us since 1987, Mr. Stephens since 1982, and Ms. Stephens since 1986. In 1999, the Company successfully recruited Drs. Goodnight, Kruse, and Hodgkins, each of whom is a veterinarian with additional management skills. In 2002, we hired Mr. Souza as our Executive Vice President and Chief Financial Officer. If we lose the services of any of these key personnel, there is no assurance that individuals with similar contacts, experience, and skills could replace them. See "—Employees" and Item 5, "Directors and Executive Officers."

Our employment of Dr. Stephens' wife and son creates potential conflicts of interest.

        We employ Vicki L. Stephens, Dr. Stephens' wife, as our Vice President—Licensing at an annual salary of $115,000, and Richard D. Stephens, Dr. Stephens' son, as our Vice President—Information Technology and Chief Information Officer at an annual salary of $150,000. These employment arrangements have been approved by our Board of Directors and include the standard perquisites our other executive officers receive, including a $100,000 term insurance policy, the premiums for which are paid by the Company with the death benefit payable to the estate of the employee. We believe that these employees are well qualified for their positions, and we believe that the level of compensation paid to them is fair. However, there is no assurance that we could not hire other well-qualified persons to fill these positions who are not related to our Chief Executive Officer and for whom we would not have the same potential for conflicts of interest that exist because of the family relationships. See Item 7, "Certain Relationships and Related Transactions."

We may not be able to complete the sale of Common Stock to Iams.

        In October 2002, we entered into the Iams Term Sheet outlining a proposed purchase by Iams of 500,000 shares of our Common Stock for $6.0 million ($12.00 per share) under certain conditions. See "—The Company" and Item 2, "Financial Information—Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources." Although we are negotiating and drafting the terms of a definitive agreement that we anticipate signing in February 2003, there is no assurance that the definitive agreement will be entered into and the sale of shares to Iams will be consummated. If the Proposed Iams Transaction is not consummated, we may be required to raise additional capital from other sources to allow us to maintain the statutory capital and surplus requirements imposed on us by the DOI, reduce our percentage of the quota share under the SIC Reinsurance Agreement, or reduce the rate of our growth. See "—Government Regulation."

If the sale of Common Stock to Iams is completed and we subsequently sell shares of Common Stock at less than $12.00 per share to others, our existing shareholders will suffer dilution.

        The Iams Term Sheet provides that for the first 12 months following the Iams investment, the number of shares issued to Iams will be subject to adjustment if we issue shares (other than upon exercise of existing stock options) at a price less than $12.00 per share by issuing additional shares to Iams so that the adjusted Iams' price per share is equal to the lower price at which we issue shares or grant options. If we were to issue shares within 12 months of the closing of the Iams transaction at less than $12.00 per share, we would be required to issue additional shares to Iams calculated by dividing $6,000,000 by the lower stock price and subtracting the 500,000 shares already issued from the quotient. For example, if we issued any shares at $10.00 per share within 12 months of the Iams closing, we would be required to issue an additional 100,000 shares to Iams ($6,000,000 ÷ $10 = 600,000; 600,000 - 500,000 = 100,000 additional shares). After the first 12 months following the Iams investment, as long as Iams owns at least 5% of our outstanding Common Stock, the number of shares issued to Iams will be subject to adjustment on a weighted-average anti-dilution formula. These anti-dilution rights expire upon the completion of an initial public offering of our shares or when Iams' ownership is less than 5% of the outstanding shares of Common Stock.

We will be challenged to manage our anticipated growth.

        Our gross premium produced has grown from gross premiums of $7.9 million in 1997 to $45.0 million in 2001 and $48.5 million for the nine months ended September 30, 2002. During that period, we have significantly expanded our operations. It is difficult to manage this growth, and our future success depends on our ability to implement and maintain:

  •
  sales and marketing programs;

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  customer support programs;

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  technological support for sales and claims management;

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  recruitment and training of personnel; and

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  operation and financial control systems.

        If our business continues to grow at a comparable pace, we will need to continue to refine our systems, internal controls, policies and procedures and to expand the training of our work force. Our inability or failure to manage our growth effectively could decrease our profitability and strain our resources, which could have a material adverse effect on our business. See Item 2, "Financial Information—Management's Discussion and Analysis of Financial Conditions and Results of Operations."

A majority of the members of our Board of Directors are elected by SIC.

        VPSI's Articles of Incorporation, as amended, provide that the Series A Convertible Preferred shareholders elect two of VPSI's Directors and that the Series B Convertible Preferred shareholders elect one Director. SIC, as the holder of all of VPSI's Series A Convertible Preferred shares and substantially all of the Series B Convertible Preferred shares, has the right to elect three of VPSI's five Directors. The holders of Common Stock have the right, as a class, to elect the other two Directors. Even after the conversion of the Preferred Stock to Common Stock, SIC will own 61.8% of the Common Stock and will control the election of our Directors and control the outcome of most corporate actions requiring shareholder approval. The interests of SIC may differ from and conflict with the interests of the other shareholders. See Item 4, "Security Ownership of Certain Beneficial Owners and Management," and Item 7, "Certain Relationship and Related Transactions."

This information statement has forward-looking statements.

        This information statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. No assurance is given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to the risk factors identified above, include general economic conditions in our markets, including inflation, recession, interest rates, and other economic factors that generally affect businesses. See "—Forward-Looking Statements."

VPI may have limits on profitability and its ability to pay VPSI a dividend.

        VPI is limited to earning "a fair rate of return" on its California pet insurance business by California Proposition 103, the Insurance Reform and Rate Reduction Act of 1988 ("Proposition 103"). Enacted in 1988, Proposition 103 froze the premium rates of property and casualty insurance companies, imposed a 20% rollback on premium rates for certain companies (VPI was not affected by the rate roll back), and required that increases in policy premium rates be approved by the DOI. In 1989, the California Supreme Court upheld the constitutionality of the rollback and held that a "fair rate of return" standard should apply to approval of premium rates by the DOI. Although what constitutes a "fair rate of return" has not been definitively established and all of VPI's applications for premium rate increases have been approved as presented to the DOI since 1988, there is no assurance that VPI's future profitability may not be limited by the DOI's ability to approve rate and premium increases to reflect increased costs. To the extent that other states adopt similar legislation, VPI's profits may be adversely affected.

        VPI also has restrictions affecting the payment of shareholder dividends imposed by the DOI. The maximum amount of dividends that can be paid without prior approval of the DOI is limited to the greater of 10% of capital and surplus as regards policyholders as of the preceding year-end or 100% of net income for the previous year limited by the amount of unassigned surplus. VPI is not presently permitted to declare any dividends without prior approval from the DOI and did not pay any dividends to VPSI, its parent company and only shareholder, for the years ended December 31, 2001, 2000, and 1999. Restrictions on the payments of dividends by the DOI or other state agencies with similar restrictions could have a material adverse effect on our parent company. See "—Government Regulations."

It is unlikely we will pay dividends on our Common Stock.

        We have never declared or paid any cash dividends on our Common Stock. We intend to retain future earnings, if any, that may be generated from our operations for expansion of our business. Because the DOI restrictions limit VPI's ability to pay a dividend to VPSI, VPSI's ability to pay a dividend to its shareholders will be restricted. See "—Government Regulations." As a result, our shareholders must rely on an increase in the value of their shares rather than dividend income to obtain a return on their investment.

There is no trading market for our Common Stock.

        There is no trading market for our Common Stock, and no such market is expected to develop. We do not have any obligation to repurchase our shares, and California law may restrict our ability to repurchase shares. The price we would pay to repurchase our shares, if legally permitted to do so, would be set by our Board of Directors. Our shares are highly illiquid and shareholders may not be able to sell their shares for the fair market value if they need to liquidate their investment in our Common Stock.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data of Financial Condition and Results of Operations

        The selected data presented below under the captions "Income Statement Data" and "Balance Sheet Data" as of and for each of the years in the five-year period ended December 31, 2001, and as of and for the nine-month periods ended September 30, 2002 and 2001, are derived from the consolidated financial statements of the Company. Such consolidated financial statements as of and for each of the years in the three-year period ended December 31, 2001 have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, and the report thereon are included elsewhere herein. The consolidated financial statements as of and for each of the years ended December 31, 1998 and 1997 have been audited by Arthur Andersen LLP, independent certified public accountants. The consolidated financial statements as of and for the nine-month periods ended September 30, 2002 and 2001 are unaudited. The selected financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto appearing elsewhere herein. The accompanying unaudited consolidated financial information as of September 30, 2002 and 2001 has been prepared in accordance with generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

	Years Ended December 31,					Nine Months Ended September 30, (unaudited)
	2001	2000	1999	1998	1997	2002	2001
Income Statement Data:
Premiums earned	$24,030,857	22,039,492	15,253,935	9,842,446	5,694,188	24,368,908	17,315,227

Total revenues	$27,420,045	24,200,804	16,746,366	11,074,365	6,406,391	27,288,878	19,810,777

Expenses:
Losses and loss adjustment expenses	15,375,963	14,335,087	10,300,640	6,907,243	3,655,878	15,855,217	11,117,312
Policy acquisition costs	3,041,931	5,245,854	5,069,314	3,028,353	1,425,978	2,388,931	2,349,491
General and administrative	7,971,873	4,753,588	3,693,434	3,386,401	2,735,309	7,757,307	5,763,008

Total losses and expenses incurred	$26,389,767	24,334,529	19,063,388	13,321,997	7,817,165	26,001,455	19,299,811

Income (loss) before cumulative effect of change in accounting principle	1,030,278	(133,725)	(2,317,022)	(2,247,632)	(1,410,774)	1,287,423	580,966
Cumulative effect on prior years (to 12/31/98) of change in accounting for revenue recognition	—	—	584,000	—	—	—	—

Net income (loss)	$1,030,278	(133,725)	(1,733,022)	(2,247,632)	(1,410,774)	1,287,423	580,966

Earnings (loss) per common share—basic	$0.61	(0.08)	(1.07)	(1.40)	(0.90)	0.76	0.34
Weighted average shares outstanding	1,697,530	1,694,485	1,618,732	1,607,919	1,569,672	1,699,075	1,695,985
Earnings (loss) per common share—diluted	$0.22	(0.08)	(1.07)	(1.40)	(0.90)	0.28	0.13
Weighted average shares outstanding—assuming dilution	4,656,746	1,694,485	1,618,732	1,607,919	1,569,672	4,654,693	4,644,564

	As of December 31,					As of September 30, (unaudited)
	2001	2000	1999	1998	1997	2002	2001
Balance Sheet Data:
Cash and cash equivalents	$867,098	4,746,291	4,447,265	4,401,485	1,345,606	392,312	902,166
Total investments	12,868,814	6,596,429	4,530,233	4,851,068	2,938,200	14,519,382	13,161,765
Total assets	$32,009,967	23,442,413	16,584,891	13,952,474	6,910,710	45,931,435	29,917,821

Loans, notes and debentures payable	$250,540	—	—	—	196,552	169,613	—
Convertible preferred stock	8,107,386	8,107,386	8,107,386	8,000,002	1,000,020	8,107,386	8,107,386
Shareholders' equity (deficit)	$3,703,411	2,461,167	2,546,958	4,039,821	(764,762)	5,486,617	3,000,201

	Year ended December 31,			Nine months ended September 30, (unaudited)
	2001	2000	1999	2002	2001
Weighted average shares outstanding	1,697,530	1,694,485	1,618,732	1,699,075	1,695,985
Conversion of preferred stock	2,615,288	—	—	2,615,288	2,615,288
Stock options and warrants	343,928	—	—	340,330	333,291

Weighted average shares outstanding—assuming dilution	4,656,746	1,694,485	1,618,732	4,654,693	4,644,564

        The following loss and LAE ratio and underwriting expense ratio are used to interpret the underwriting experience of property and casualty insurance companies. Losses and LAE, on a GAAP and statutory basis, are stated as a percentage of premiums earned because losses occur over the life of a policy as premiums are earned. Underwriting expenses on a GAAP basis are determined by comparing underwriting expenses as a percentage of premiums earned. Under a statutory basis, the loss and LAE ratio is computed in the same manner as under GAAP, but the underwriting expense ratio is determined by comparing expenses as a percentage of premiums written because most underwriting and policy acquisition expenses are incurred when policies are written and are not allocated over the policy period. The statutory underwriting profit margin is the extent to which the combined loss and LAE ratio and the underwriting expense ratio are less than 100%. A combined ratio in excess of 100% would indicate a loss related to underwriting activities. Our loss and LAE ratio, underwriting expense ratio, and combined ratio on a statutory basis and under GAAP for the last five years and the nine months ended September 30, 2002 and 2001 are shown in the following table.

	Years Ended December 31,					Nine Months Ended September 30, (unaudited)
	2001	2000	1999	1998	1997	2002	2001
GAAP Ratios:
Loss and LAE ratio	64.0%	65.0%	67.5%	70.2%	64.2%	65.1%	64.2%
Underwriting expense ratio	45.8%	45.4%	57.4%	65.2%	73.1%	41.7%	46.9%

Combined ratio	109.8%	110.4%	124.9%	135.4%	137.3%	106.7%	111.1%

Statutory Data:
Net income (loss)	$2,367,853	(432,601)	(2,294,986)	(1,967,932)	(661,460)	1,199,743	2,235,569
Policyholders' surplus	4,271,719	2,748,430	3,224,322	3,169,941	2,254,242	5,667,876	3,535,765
Premiums written/surplus (annualized)	5.8x	10.0x	5.8x	4.0x	2.9x	6.7x	6.5x
Loss and LAE ratio	64.0%	65.0%	67.5%	70.2%	64.2%	65.1%	64.2%
Underwriting expense ratio	33.0%	33.0%	42.7%	43.6%	46.6%	27.9%	31.9%

Combined ratio	97.0%	98.0%	110.2%	113.8%	110.8%	93.0%	96.1%

        The following information presents other significant financial data demonstrating the gross premium produced by VPI policies, the policies written by VPI in California, the premium assumed by VPI in accordance with the SIC Reinsurance Agreement for policies written outside California, and the premium retained by SIC under the SIC Reinsurance Agreement. The data for the year ended December 31, 2001 and the nine months ended September 30, 2002 and 2001 reflect the 50:50 quota share between VPI and SIC; the data for the years ended December 31, 1997 through 2000 reflect the 80:20 quota share between VPI and SIC.

	Years Ended December 31,					Nine Months Ended September 30, (unaudited)
	2001	2000	1999	1998	1997	2002	2001
Significant Data:
California Written by VPI	$12,681,567	9,563,516	7,505,233	5,152,073	3,175,673	12,636,010	9,353,291
Other states Assumed by VPI	16,139,131	17,916,665	11,142,373	7,457,325	3,309,065	17,943,919	11,847,339
Other states Retained by SIC	16,139,132	4,479,166	2,785,593	1,864,331	1,418,171	17,943,919	11,847,339

Gross premiums produced	$44,959,830	31,959,347	21,433,199	14,473,729	7,902,909	48,523,848	33,047,969

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

        The following discussion includes our operations for each of the periods discussed. You should read this discussion and analysis in conjunction with "Selected Financial Data" and our Consolidated Financial Statements and the related Notes thereto which are included elsewhere in this information statement.

        We market, underwrite, insure, and reinsure pet accident and health insurance for dogs and cats, and to a lesser extent birds and other pets, through our subsidiaries, VPI, a California insurer, and DVM, a licensed, non-resident insurance agency in all states outside California. VPI writes coverage in California, and DVM places all insurance written outside California with NCC. NCC, in turn, reinsures 100% of this business with SIC, which then reinsures a portion of that business (currently 50% since January 1, 2001) with VPI. For the nine months ended September 30, 2002, approximately 57% of the Company's total earned premiums come from the SIC Reinsurance Agreement. See Item 1, "Business—Reinsurance." We also operate a nationwide pet registry service for our policyholders through VPIS, another subsidiary. The Company operates in only one business segment. See Item 1, "Business."

        Since 1997, our premiums have grown at an average annual rate of over 55% per year, due to increased marketing and sales efforts to promote product awareness through veterinarians, animal hospitals, print advertising, joint marketing efforts with other pet service and product providers, and, most recently, through the Internet. Over the past six years, we have been building and updating our infrastructure to accommodate the planned premium growth, and those expenses led to net operating losses through 2000. Such losses have abated at year-end 2001, due to consistent premium growth, a stable loss ratio, and operational efficiencies. Management expects annual premium volume to continue to increase, although at a slower rate than in the past five years, due to the higher expected revenue base and the resulting lower percentage that additional revenue represents as a percentage of the prior year's revenue. We do not believe that a slower rate of premium growth will be material to our financial condition or our future results of operations. The investment we have made in our operating infrastructure over the last six years will support future premium growth and is anticipated to contribute to higher profit margins. See Item 1, "Business—Forward-Looking Statements" and "—Risk Factors."

        The primary or significant accounting policies related to our business are revenue recognition, deferred policy acquisition costs, and estimating loss and LAE reserves.

Revenue Recognition

        Premiums and service fees are reported as earned on a pro-rata basis over the respective contract periods. Unearned premiums and deferred revenue represent the pro-rata portion of revenues that are applicable to the unexpired terms of policies in force at the end of each accounting period. Service fees represent fees to policyholders that elect to pay their premiums over the policy term, lost and found registry fees, and policy renewal fees.

Deferred Acquisition Costs

        Policy acquisition costs, consisting of commissions, premium taxes and certain other underwriting costs, are deferred and amortized as the related premiums are earned. Deferred acquisition costs are periodically reviewed for recoverability by management.

Losses and Loss Adjustment Expenses

        Losses and LAE are charged to income as incurred. Unpaid losses and LAE represent the accumulation of estimates for reported losses and include a provision, based on past experience, for losses incurred but not reported, using actuarial techniques. The method of determining such estimates and establishing the resulting reserves is continually reviewed and updated. Any adjustments related to a prior accounting period are reflected in current period operations. Management believes that the unpaid losses and LAE accrual is adequate to cover the losses and LAE incurred to date; however, this accrual is based on estimates and the ultimate liability may be more or less than the amount we have provided.

Operating Results

        Gross premiums production has consistently increased over the past several years, due to enhanced marketing efforts directed toward pet owners and veterinarians to increase the awareness of the benefits of pet insurance, the introduction in late 1997 of our additional coverage endorsement for vaccination and routine care coverage, our installment premium payment options introduced in mid-1997, and our group payment program that started in 1999.

        Gross premiums produced increased by 46.8% for the nine-month period ended September 30, 2002 compared to September 30, 2001 due to a 40.0% increase in the number of new pet insurance policies sold, and a 37.2% increase in renewed pet insurance policies. The average premium increased 4.1% from $245 average premium per policy for the nine months ended September 30, 2001 to $255 for the nine months ended September 30, 2002.

        Gross premiums produced increased by 40.7% for the year ended December 31, 2001 compared to December 31, 2000 due to a 25.0% increase in the number of new pet insurance policies sold, and a 35.6% increase in renewed pet insurance policies. The average premium increased 6.0% from $232 average premium per policy for the year ended December 31, 2000 to $246 for the year ended December 31, 2001.

        Gross premiums produced increased by 49.1% for the year ended December 31, 2000 compared to December 31, 1999 due to a 45.1% increase in the number of new pet insurance policies sold, and a 31.9% increase in renewed pet insurance policies. The average premium increased 8.0% from $215 average premium per policy for the year ended December 31, 1999 to $232 for the year ended December 31, 2000.

        The routine care endorsement generated approximate gross premiums produced of $7.8 million, $11.6 million, and $11.4 million in 2000, 2001, and for the nine months ended September 30, 2002, respectively. Approximately 70% of policies are now written on an installment payment program. At September 30, 2002, there are approximately 500 active group payment companies with 10,000 active policies. Such companies include both veterinary hospitals, where employers generally pay the premiums for policies for their employees, and companies that offer to their employee's payroll deduction plans to purchase pet insurance, either directly or through third-party administrators who administer all their benefit plans. These policies are renewed annually, and we believe that the renewal rate for this group of policies will be consistent with our historical policy renewal rate. We offer discounts ranging from 5% to 20% on policies paid through employer groups. We do not believe the loss or termination of any one particular group of companies will have a material impact on our financial condition, results of operations, or liquidity.

        The following table shows the breakdown of total gross premiums produced by source for the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2000	1999	2002	2001
California—Written by VPI	$12,681,567	9,563,516	7,505,233	12,636,010	9,353,291
Other states—Assumed by VPI	16,139,131	17,916,665	11,142,373	17,943,919	11,847,339
Other states—Retained by SIC	16,139,132	4,479,166	2,785,593	17,943,919	11,847,339

Gross premiums produced	$44,959,830	31,959,347	21,433,199	48,523,848	33,047,969

California	28%	30%	35%	26%	28%
Other states	72%	70%	65%	74%	72%

Total premiums produced	100%	100%	100%	100%	100%

        Effective January 1, 2001, the SIC Reinsurance Agreement was amended to reduce VPI's portion of the in-force and future premiums and losses incurred from 80% to 50%, in order to maintain VPI's premium to policyholders' surplus ratio at a level acceptable to the DOI. Thus, as of that date, VPI returned to SIC $4.0 million of previously assumed premiums and VPI recaptured previously paid commissions of $1.3 million, for a net expense of $2.7 million. The net cost to VPI for this reinsurance was 2.5% in 2002 because we receive 28.5% of the non-California gross premiums produced as commission income, receive an additional 1% production incentive, and pay 32.0% of the assumed premium as ceding commission. We plan to return to the 80% (VPI)—20% (SIC) reinsurance quota share percentage for new and renewal policies in the first quarter of 2003 with an amendment to the SIC Reinsurance Agreement (the "Proposed 2003 Reinsurance Amendment"), contingent upon raising additional capital through the sale of Common Stock in connection with the Proposed Iams Transaction and DOI approval. As a consequence of the Proposed 2003 Reinsurance Amendment, the net reinsurance cost is expected to increase to 5.0% on January 1, 2003 and will stay at that margin for years 2003-2005, assuming no increases in premium taxes, boards and bureaus, or other regulatory fees and assessments in states other than California. See Item 1, "Business—Reinsurance" and Item 7, "Certain Relationships and Related Transactions."

        The increases in premiums written led to similar growth in earned premiums, which are significantly impacted by the percentage of premiums assumed from SIC. Premiums earned increased by 44.5%, 9.0%, and 40.7%, respectively, from 1999 to 2000, 2000 to 2001, and the nine-month period ended September 30, 2001 to 2002. The net effect of the 2001 reinsurance change was to reduce VPI's earned premiums by approximately $6.7 million for 2001, and the 2000 to 2001 increase would have been 39%.

        Total revenues include premiums earned, policy fees, lost and found registry fees, installment fees, and investment income, and increased 44.5%, 13.3%, and 37.7%, respectively, from 1999 to 2000, 2000 to 2001, and the nine-month period ending September 30, 2001 to 2002.

        Losses and LAE increased by 42.6% from the nine-month period ended September 30, 2001 to 2002. Losses and LAE generally increase as a result of growth in premiums earned, the percentage of reinsurance assumed, and other factors affecting insured pets such as accidents and injuries, illnesses, and the mix of business between dogs and cats and specific breeds therein. For the nine-month period ended September 30, 2002, the growth rate of 42.6% in losses and LAE is due to the related premium growth, as net premiums earned increased by approximately 41% during the same period. We plan to return to the 80:20 quota share in 2003 by contributing additional statutory capital and surplus to VPI from the sale of Common Stock to Iams. See "—Liquidity and Capital Resources" below. After the change in the quota share to 80:20, the amount of losses and LAE should increase proportionately to the amount of business retained. The loss and LAE ratio to premiums earned increased from 64.2% in the nine-month period ended September 30, 2001 to 65.1% in the nine-month period ended September 30, 2002, due to increases in the cost of veterinary medicine and prevention.

        Losses and LAE increased by 7.3% from 2000 to 2001. The loss and LAE ratio to premiums earned improved from 65.0% in 2000 to 64.0% in 2001. Changes to prior accident-year estimates for losses and LAE were $87,000 and ($119,000) for the years ended December 31, 2000 and 2001, respectively. These changes to prior year loss estimates represent .4%, and .5% of net premiums earned for the years ended December 31, 2000 and 2001, respectively. These changes are inherent in the estimating process, and we do not deem these changes to prior accident-year loss estimates to be material to our results of operations for the years ended December 31, 2000 and 2001, or material to our financial condition at December 31, 2001.

        Losses and LAE increased by 39.2% from 1999 to 2000. The loss and LAE ratio to premiums earned improved from 67.5% in 1999 to 65.0% in 2000. Changes to prior accident-year estimates for losses and LAE were $87,000 and $87,000 for the years ended December 31, 1999 and 2000, respectively. These changes to prior year loss estimates represent .6% and .4% of net premiums earned for the years ended December 31, 1999 and 2000, respectively. These changes are inherent in the estimating process, and we do not deem these changes to prior accident-year loss estimates to be material to our results of operations for the years ended December 31, 1999 and 2000, or material to our financial condition at December 31, 2000.

        We believe the decreases in the ratio from 1999 to 2001 are primarily due to the growth of routine care coverage that may initially cost more in claims, but ultimately leads to lower aggregate costs due to the resulting increased general wellness, as well as improved efficiencies in the claims settlement process. Management is continually analyzing its loss experience and assessing its pricing adequacy by reviewing premium rates, underwriting standards, and policy reimbursement terms such as deductibles, procedure reimbursement limitations, and co-pay percentage, and has the ability to change its premium rates through the ratemaking process in each state that premiums are produced, as deemed appropriate.

        Policy acquisition costs consist of commissions incurred, marketing and sales expenses, and premium taxes, reduced by commissions received by DVM from NCC for producing and servicing policies outside of California. Policy acquisition costs that are directly related to and vary with the amount of new and renewal premiums are deferred and amortized over the related policy terms. All other acquisition costs are expensed in the period incurred.

        Policy acquisition costs as a percentage of premiums earned decreased from 13.6% to 9.8% for the nine months ended September 30, 2001 and 2002, respectively. These improvements are primarily due to the 51.5% increase in the volume of premiums produced outside of California. DVM earns a 1.0% productive incentive commission on the business produced for NCC to help defray some of VPI's policy acquisition costs. We anticipate that this incentive will be eliminated in the Proposed 2003 Reinsurance Amendment.

        Policy acquisition costs as a percentage of premiums earned decreased from 23.8% to 12.7% for the years ended December 31, 2000 and 2001, respectively. Consistent with the reduction in the policy acquisition cost ratio in 2002, the lower ratio in 2001 is due to changes in the quota share from 80% to 50%, increased commissions earned on non-California produced business, and an increase in the production incentive commission from 2.6% for the year ended December 31, 2000 to 3.3% for the year ended December 31, 2001. For the year ended December 31, 2001, non-California produced business increased by 44.1% compared to the comparable results for 2000.

        Policy acquisition costs as a percentage of premiums earned decreased from 33.2%, to 23.8% for the years ended December 31, 1999 and 2000, respectively.. Consistent with the reduction in the policy acquisition cost ratio in 2001, the lower ratio in 2000 is due to increased commissions earned on non-California produced business. We earned a production incentive commission of 2.6% of non-California produced business in the year ended December 31, 2000. No such production incentive was earned in the year ended December 31,1999.

        General and administrative ("G&A") expenses increased by 28.7%, 67.7%, and 34.6%, respectively, from 1999 to 2000, 2000 to 2001, and for the nine months ended September 30, 2002 compared to 2001, as the amount of business increased dramatically and management was improving and modernizing the infrastructure. G&A expenses as a percentage of premiums earned were 24.2%, 21.6%, 33.2% for the years ended December 31, 1999, 2000 and 2001, respectively. For the nine months ended September 30, 2001 and 2002, the ratio of G&A expenses to premiums earned improved from 33.3% to 31.8%. The increase in G&A in 2001 was due to higher payroll and related employee benefit costs, consulting costs associated with the planning for the computer processing system conversion, higher third party credit card processing charges, increased advertising and related marketing costs, and the expenses incurred in moving the Company's home office in late 2001. Management expects the percentage of G&A expenses to premiums earned to decline and level off beginning in 2003, as installation of the new computer system is completed and operating efficiencies are improved.

        Our premiums receivable have increased by 68.8% from 2000 to 2001 and increased 65.4% for the nine months ended September 30, 2002. The growth in receivables is due to the increases in gross premiums produced in all states, along with the impact of a greater percentage of our policyholders paying their premiums through monthly installment payments, which amounts to approximately 70% of our business. At September 30, 2002, approximately 90% of our premium receivables are for future billings of in-force business and policies effective after October 1, 2002.

        Our billing and collection procedures dictate that cash must be received before the effective date of the coverage. On new business written, we bill and collect a first and last month payment. Collection of premium for subsequent months takes place prior to the effective date of coverage. If funds are not received prior to the effective date of coverage, the policy does not get issued, or if the policy is currently in force, then cancellation steps are initiated. This process is established to ensure that minimal premiums earned are subject to collection activity, and to avoid potential uncollectability. Our historical premiums charged off as uncollectible have been immaterial.

        In September 1999, we completed a new computer program to calculate earned premiums more accurately, on a daily basis, rather than using estimates assuming all policies were effective mid-month. The new method was applied retroactively as of January 1, 1999, and an adjustment of $584,000 was recognized representing the cumulative effect of this change to December 31, 1998.

        There have been no federal income taxes incurred for the years 1999, 2000, and 2001, as well as the nine months ended September 30, 2002 due to net operating losses incurred from our inception in

1980 through year 2000. At December 31, 2001 we have net operating loss carryforwards of approximately $5.3 million, which will, if not used, expire in various amounts from 2003 to 2019. We have established a valuation allowance against a portion of our deferred tax assets due to the uncertainty surrounding the ultimate realization of such assets.

Liquidity and Capital Resources

        VPI is required by the DOI to maintain a minimum level of statutory capital and surplus at the greater of $2.0 million or the amount necessary to maintain our net written premiums to surplus ratio at a level not to exceed 8:1. At December 31, 2001 and September 30, 2002, statutory capital and surplus were $4.3 million and $5.7 million, respectively, and the net written premiums to surplus ratios were 5.8:1 and 6.7:1, respectively. SIC, which owns approximately 62% of VPSI assuming full conversion of its Preferred stock, has committed to the DOI to invest the necessary capital, or renegotiate the reinsurance agreement with VPI, or both, in order for VPI to maintain the minimum level of statutory capital required by the DOI. See Item 1, "Business—Government Regulations."

        In October 2002, we entered into a non-binding letter of intent with The Iams Company ("Iams"), a subsidiary of Procter & Gamble. The Iams Term Sheet provides that Iams will purchase 500,000 shares of our Common Stock for $6.0 million ($12.00 per share) under certain conditions, including the conversion of all of our outstanding Preferred Stock into shares of Common Stock, entering into a marketing agreement with Iams, and certain other conditions relating primarily to corporate governance. The co-marketing agreement provides for a national co-marketing program of Iams' nutritional products for dogs and cats and our insurance policies directed to dog and cat breeders, veterinarian clinics, and retail customer outlets. See Item 1, "Description of Business—The Company."

        All of the proceeds from the Proposed Iams Transaction, if completed, must be contributed to VPI's statutory capital and surplus. Consummation of the marketing agreement with Iams will also provide us with additional marketing resources that we enable us to accelerate our marketing strategies. As of the date of this information statement, we are negotiating and drafting the terms of a definitive agreement that we expect to sign in February 2003 providing for a closing after the effectiveness of our Form 10.

        There is no assurance that the Proposed Iams Transaction will be consummated. Assuming the Proposed Iams Transaction had closed as of September 30, 2002, the consolidated shareholders' equity for VPSI would have been approximately $11.3 million, net of the related transaction costs, instead of the reported shareholders' equity amount of $5.5 million.

        We utilize cash from operations and maturing investments to meet our insurance obligations to policyholders and for operating costs. Primary sources of cash from operations include premium collections, commissions and fees, and investment income. The principal uses of cash from operations are for premium payments to SIC, payments of claims, and operating expenses such as salaries, communications, and general overhead. Cash maintained in trust for SIC by DVM is restricted pursuant to the requirements of the DOI, and we maintain a letter of credit with SIC as the beneficiary to comply with the trust requirements of the Code.

        Management believes that the Company will generate sufficient cash flow from operations to cover its liquidity needs for the next 12 months. The Company will continue the investment in its operating systems conversion through the first quarter of 2003 related to its software system conversion, and we expect to spend an additional $500,000 to support this project. Since the start of the conversion project, the Company has paid approximately $900,000 to its third party vendors for the development of the software.

        VPI currently invests in United States government or agency bonds, bills, and notes, high quality corporate bonds, and preferred stocks. At December 31, 2001, $12.7 million, or 98% of the portfolio's market value, was held in U.S. Treasury securities and obligations of U.S. government agencies. The remaining 2% of the portfolio was held in corporate preferred stocks. The maturity distribution at December 31, 2001 was 13% of the portfolio maturing in one year or less, 34% maturing in one to five years, and the remaining 53% of the portfolio maturing in five to ten years. All securities with original maturities of less than one year are carried at amortized cost, which approximates market. Although we intend to hold our securities until their contractual maturity, all fixed-income securities are classified as available-for-sale and are carried at market value in accordance with SFAS 115. Unrealized gains and losses are included in other comprehensive income, and at December 31, 2001 and September 30, 2002 our net unrealized gains (net of deferred income taxes) were $200,000 and $696,000, respectively.

        Investment balances of $3.5 million at December 31, 2001 and September 30, 2002 are restricted as collateral against a letter of credit provided by VPI for the unearned premiums assumed from SIC. The letter of credit was originally provided to SIC in 1994, and has been amended as needed since that time, at the agreement of both VPI and SIC. The increase in the letter of credit from $1.5 million to $3.0 million was made in December 1998. Due to the growth of our business produced in states outside California, we have amended the current $3.0 million letter of credit and increased it to $14.0 million effective December 30, 2002. We pay an annual commitment fee equal to 80 basis points of the total letter of credit, and there is no expiration date stated in the letter of credit.

        VPI is restricted from paying dividends to VPSI without receiving prior approval from the DOI, and it has never paid any dividends. See Item 1, "Business—Government Regulations."

Quarterly Data

        The following is a summary of operations by quarter for the years ended December 31, 2001 and 2000:

	2001				2000
	Mar 31	Jun 30	Sep 30	Dec 30	Mar 31	Jun 30	Sep 30	Dec 31
Total revenue	$5,690,270	$6,715,137	$7,405,371	$7,609,267	$5,320,617	$5,343,501	$6,454,956	$7,081,730
Total expenses incurred	5,787,014	6,601,836	6,840,961	7,159,956	5,604,429	5,717,691	6,276,181	6,736,228
Net income (loss)	$(96,744)	$113,301	$564,410	$449,311	$(283,812)	$(374,190)	$178,775	$345,502
Earnings (loss) per share:
Basic	$(0.06)	$0.07	$0.33	$0.26	$(0.17)	$(0.22)	$0.11	$0.20
Diluted	$(0.06)	$0.02	$0.12	$0.10	$(0.17)	$(0.22)	$0.04	$0.08

Quantitative and Qualitative Disclosures About Market Risk.

        Our consolidated balance sheets include a substantial amount of invested assets whose fair values are subject to various market risk exposures including interest rate risk and equity price risk.

        The Company's invested assets at December 31, 2001 and 2000 consisted of the following:

	December 31,
	2001	2000
Fixed maturity bonds (at amortized cost)	$12,463,709	$2,568,671
Short-term cash investments (at cost)	—	3,929,186
Equity securities (at cost)	206,238	100,892

Total invested assets	$12,669,947	$6,598,749

        The Company's interest rate risk is primarily in its fixed maturity bond portfolio. As market interest rates decrease, the value of the portfolio increases with the opposite holding true in rising interest rate environments. In addition, the longer the maturity, the more sensitive the asset is to market interest rate fluctuations. The Company limits this risk by investing in securities with maturities no greater than ten years. In addition, although fixed maturity bonds are classified as available-for-sale, the Company's investment guidelines place primary emphasis on buying and holding high-quality bonds to maturity. Since inception of the Company, a very small number of bonds have been sold prior to their maturity or call date. Because fixed maturity bonds are primarily held to maturity, the change in the market value of these bonds resulting from interest rate movements are unrealized and no gains or losses are recognized in the consolidated statements of operations. Unrealized gains and losses are reported as separate components of stockholders' equity, net of any deferred tax effect. As of December 31, 2001, the Company's unrealized gains (net of unrealized losses) before income taxes on its fixed maturity bond portfolio was approximately $200,000. As of December 31, 2000, the Company's unrealized losses (net of unrealized gains) before income taxes on its fixed maturity bond portfolio was approximately $2,000. Given a hypothetical parallel increase of 100 basis points in interest rates, the fair value of the fixed maturity bond portfolio would decrease by approximately $550,000 at December 31, 2001. This decrease would not be reflected in the statements of operations except to the extent that the securities were sold.

        The Company's short-term investments and certificates of deposit have only minimal interest rate risk. Due to the Company's small investment in equity securities (approximately 1.6% of total invested assets), the Company has only minimal exposure to equity price risk.

ITEM 3. PROPERTIES

        The Company owns no real property. We currently lease approximately 50,000 square feet of office space in Brea, California at a lease rate of approximately $64,000 per month or approximately $770,000 for the year ending December 31, 2002. The lease expires in December 2011 and provides for annual rent escalation. We have a right of first refusal to occupy a comparable building projected for construction on the site immediately adjacent to our current offices. Our current offices are anticipated to meet our needs for the foreseeable future. We also have approximately $800,000 in computer and other equipment lease commitments for the year ending December 31, 2002.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and as adjusted assuming the conversion of all of the shares of the Preferred Stock into shares of Common Stock as of September 30, 2002 for:

  •
  each person known by us to be the beneficial owner of 5% or more of our Common Stock;

  •
  each person known by us to be the beneficial owner of 5% or more of our Series A Convertible Preferred Stock (who have no voting rights except with respect to the election of two of the Company's five Directors);

  •
  each person known by us to be the beneficial owner of 5% or more of our Series B Convertible Preferred Stock (who have no voting rights except with respect to the election of one of the Company's five Directors);

  •
  each of our Directors and each of our executive officers whose name appears in the summary compensation table (the "Named Executive Officers"); and

  •
  all of our Directors and the Named Executive Officers as a group.

        Except as otherwise noted in the footnotes below, the entity, individual Director or Named Executive Officer has sole voting and investment power with respect to such securities.

			Class A Preferred		Class B Preferred
	Common						As Adjusted (3)
Name and Address of Beneficial Owner (1)(2)
	Number	%	Number	%	Number	%	Number	% (3)
Scottsdale Insurance Co. (4) 8877 North Gainey Dr. Scottsdale, AZ 85261	87,290	5.1	403,226	100.0	241,936	96.5	2,667,938	61.8
Jack L. Stephens, D.V.M. (5)	427,078	22.8	—	—	—	—	427,078	9.5
Duncan Alexander (6)	292,500	16.7	—	—	—	—	292,500	6.7
Gene A. Foehl (7) 27 East Front Street Media, PA 19063	289,871	16.4	—	—	—	—	289,871	6.6
David J. Lancer (8)	88,642	5.0	—	—	—	—	88,642	2.0
Mark Burke (9)	6,666	*	—	—	—	—	6,666	*
David B. Goodnight, D.V.M. (10)	5,000	*	—	—	—	—	5,000	*
Elizabeth Hodgkins, D.V.M. (11)	4,666	*	—	—	—	—	4,666	*
Kent A. Kruse, D.V.M. (12)	3,334	*	—	—	—	—	3,334	*
Michael D. Miller (13) One Nationwide Plaza, 1-36-41 Columbus, OH 43215	—	—	—	—	—	—	—	—
R. Max Williamson (13) 8877 North Gainey Dr. Scottsdale, AZ 85261	—	—	—	—	—	—	—	—
Gary L. Tiepelman (13) 8877 North Gainey Dr. Scottsdale, AZ 85261	—	—	—	—	—	—	—	—
All Named Executive Officers and Directors, as a group (14)	535,386	28.9	—	—	—	—	3,203,324	72.0

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is generally determined by voting power and/or investment power with respect to securities. Except as indicated by footnote and subject to community property laws where applicable, the Company believes the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each shareholder is 3060 Saturn Street, Brea, California 92821.

(2)
A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this information statement upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this information statement have been exercised. An asterisk indicates that the percentage ownership is less than 1.0%.

(3)
Assumes the conversion of all of the shares of Preferred Stock into 2,580,648 shares of Common Stock as of September 30, 2002 (the "Conversion Shares").

(4)
Includes in the "As Adjusted" calculation 87,290 shares of Common Stock owned by on September 30, 2002 and the Conversion Shares. Investment decisions regarding these securities are made by the members of the SIC Board of Directors: Galen R. Barnes, Judy L. Howard, W.G. Jurgensen, Lydia M. Marshall, David O. Miller, Michael D. Miller, Ralph M. Paige, and R. Max Williamson. Messrs. Miller and Williamson are members of our Board of Directors. See Item 5, "Directors and Executive Officers of the Registrant."

(5)
Includes (i) 251,925 shares of Common Stock owned by Dr. Stephens and 1,063 shares of Common Stock owned by Vicki Stephens, Dr. Stephens' wife (see Item 7, "Certain Relationships and Related Transactions"), (ii) 100,500 shares issuable upon exercise of incentive and non-qualified options to purchase Common Stock, exercisable at $4.00 per share (including 5,500 options granted to Vicki Stephens) and expiring from February 2003 to February 2007, and (iii) 73,590 shares issuable upon exercise of warrants to purchase Common Stock at prices ranging from $2.80 to $4.00 per share expiring from December 2003 to December 2004.

(6)
Includes (i) 12,500 shares of Common Stock owned by Mr. Alexander and 220,000 shares of Common Stock owned by Harding & Harding, Inc., an affiliate of Mr. Alexander, and (ii) 60,000 shares issuable to Mr. Alexander upon exercise of non-qualified stock options, exercisable at $4.00 per share and expiring in February 2006.

(7)
Includes (i) 219,871 shares of Common Stock owned by Mr. Foehl, and (ii) 70,000 shares issuable upon exercise of non-qualified stock options, exercisable at $4.00 per share and expiring from February 2006 and February 2007.

(8)
Includes (i) 8,285 shares of Common Stock owned by Mr. Lancer, (ii) 70,000 shares issuable upon exercise of non-qualified stock options, exercisable at $4.00 per share and expiring from February 2006 and February 2007, and (iii) 10,357 shares issuable upon exercise of warrants to purchase Common Stock at $2.80 per share expiring in December 2004.

(9)
Represents 6,666 shares issuable to Mr. Burke upon exercise of non-qualified stock options, exercisable at $4.00 per share and expiring in May 2003. Mr. Burke served as our Chief Financial Officer from May 2000 until April 2002. Mr. Burke is no longer employed by us.

(10)
Represents 5,000 shares issuable to Dr. Goodnight upon exercise of incentive stock options, exercisable at $4.00 per share and expiring in February 2006.

(11)
Represents 4,666 shares issuable to Dr. Hodgkins upon exercise of incentive stock options, exercisable at $4.00 per share and expiring in February 2006.

(12)
Represents 3,334 shares issuable to Dr. Kruse upon exercise of incentive stock options, exercisable at $4.00 per share and expiring in February 2006.

(13)
Does not include shares of Common and Preferred Stock owned by SIC, an affiliate of Messrs. Miller, Williamson, and Tiepelman. See Item 7. "Certain Relationships and Related Transactions."

(14)
Includes (i) 2,929,211 shares owned beneficially by the Named Executive Officers and Directors including the shares owned of record by SIC (see footnote 4 above), (ii) 190,166 shares issuable on exercise of incentive and non-qualified stock options, exercisable at $4.00 per share and expiring from February 2003 to February 2007, and (iii) 83,947 shares issuable on exercise of warrants to purchase Common Stock exercisable at prices ranging from $3.20 to $4.00 per share expiring from December 2003 to December 2004.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

        The names, ages, and positions of the Company's officers and Directors as of the date of this information statement are listed below:

Name	Age	Position
Jack L. Stephens, D.V.M.	56	President, Chief Executive Officer, and Director
David B. Goodnight, D.V.M.	48	Executive Vice President—Business Development
Kent A. Kruse, D.V.M.	64	Vice President—Chief Operating Officer
Elizabeth M. Hodgkins, D.V.M.	53	Executive Vice President—Claims
Paul W. Souza	43	Executive Vice President, Chief Financial Officer
Rebecca F. Lewis	38	Vice President—Marketing
Vicki L. Stephens	51	Vice President—Licensing
Richard D. Stephens	39	Vice President—Information Technology and Chief Information Officer
Bruce H. Haglund	51	Secretary
David J. Lancer	78	Director
Michael D. Miller	50	Director
R. Max Williamson	65	Director
Gary L. Tiepelman	49	Director

Jack L. Stephens, D.V.M.,

        Dr. Stephens has been the President, Chief Executive Officer, and a Director of VPSI since our formation in October 1980. Dr. Stephens is also a Director and the Chief Executive Officer of DVM, VPI, and VPIS. Prior to his employment with us, Dr. Stephens was a self-employed veterinarian in Villa Park, California. He has been active in veterinary associations, served as President of the Orange County Chapter of the Southern California Veterinary Medical Association ("SCVMA"), and was President of the SCVMA during 1983. Dr. Stephens has also been an active participant on several committees with state and local veterinary associations, including the Insurance Committee of the SCVMA. Dr. Stephens received his D.V.M. degree from the University of Missouri in 1972.

David B. Goodnight, D.V.M.

        Dr. Goodnight commenced his employment with us in September 1999 as National Director of Business Development. In February 2000, he was named Executive Vice President—Business Development of VPSI and VPI. From June 1997 to September 1999 Dr. Goodnight was employed by Brakke Consulting, Inc., a worldwide consulting firm providing services to clients in animal health and related industries, where he founded their veterinary practice management division. Between November 1996 and May 1997, he provided consulting services for VCA in connection with hospital acquisitions. From 1978 through 1996, Dr. Goodnight owned and managed a veterinary practice. Dr. Goodnight received a D.V.M. degree from Texas A&M University in 1977 and an M.B.A. from Southern Methodist University in 1988.

Kent A. Kruse, D.V.M.

        Dr. Kruse has been the Chief Operating Officer of VPSI and VPI since November 1999. He joined us in January 1999 as National Director of Business Development. Dr. Kruse co-founded Petshealth Insurance Agency, Inc. in 1995 and served as its President from 1997 to February 1998. From February 1998 until January 1999, Dr. Kruse was a consultant with GE Capital, working on a study by GE Capital of the pet insurance industry in the United States. In 1989, he and a group of investors purchased the computer division that he helped develop from Animed, Inc. and created Impromed, Inc., a privately-owned veterinary computer company, where Dr. Kruse served as Executive Vice President from 1989 to 1995. Dr. Kruse received a D.V.M. degree from Iowa State University in 1963.

Elizabeth M. Hodgkins, D.V.M.

        Dr. Hodgkins joined us in April 1999 as Executive Vice President—Claims and Medical Director of VPSI and VPI. Dr. Hodgkins was Vice President of Customer Relations for Heska Corporation from 1996 to April 1999. From 1985 to 1993, she directed the veterinary technical and customer service departments for Hill's Pet Nutrition, Inc. Dr. Hodgkins received a D.V.M. degree from University of California at Davis in 1977 and a J.D. degree from University of Kansas in 1996.

Paul W. Souza

        Mr. Souza became the Executive Vice President and Chief Financial Officer of VPSI, DVM, VPI, and VPIS in April 2002. He has over 18 years of insurance industry experience, which include 10 years experience as a chief financial officer. From June 2000 to October 2001, Mr. Souza served as Senior Vice President and Chief Financial Officer for VantageMed Corporation, a practice management software company. From September 1999 to May 2000, Mr. Souza served as Vice President and Chief Financial Officer for Sierra Insurance Group, a workers' compensation holding company with four insurance entities, and subsidiary of Sierra Health Services (SHS). Mr. Souza provided consulting services in the insurance and managed care industries from April 1999 through August 1999. From July 1995 to March 1999, Mr. Souza served as Vice President and Chief Financial Officer for Business Insurance Group (BIG), the workers' compensation division of Foundation Health Systems/Health Net, Inc. (HNT). BIG and its four wholly owned insurance subsidiaries were sold by HNT in December 1998. From 1982 to 1995, Mr. Souza held various management positions in the insurance industry. Mr. Souza received a Bachelor of Science degree in Business Administration with an emphasis in Finance, from San Diego State University, in May 1982.

Rebecca F. Lewis

        Ms. Lewis has been employed with us since 1987. Ms. Lewis began her employment as a marketing assistant, in 1990 was promoted to Director of Marketing, and in 1994 was elected Vice President—Marketing of VPSI and VPI. She received a B.S. degree in Communication and Marketing from Virginia Polytechnic Institute in 1987.

Vicki L. Stephens

        Ms. Stephens has been the Vice President—Licensing of VPSI, VPI, and DVM since 1989 and has been employed by us in various executive capacities since 1986. Ms. Stephens is the wife of Jack L. Stephens, our Chief Executive Officer. See Item 7, "Certain Relationships and Related Transactions."

Richard D. Stephens

        Mr. Stephens has been the Vice President—Information Technology of VPSI and VPI since 1991, Chief Information Officer of VPSI and VPI since October 1999, and has been employed by us in various capacities since 1982. He received dual degrees in Finance and Marketing from California State University at Fullerton in 1990. Mr. Stephens is the son of Jack L. Stephens, our Chief Executive Officer. See Item 7, "Certain Relationships and Related Transactions."

Bruce H. Haglund, Esq.

        Mr. Haglund has served as Secretary of VPSI, DVM, VPI, and VPIS since 1996. Mr. Haglund is a partner in the law firm of Gibson, Haglund & Paulsen in Irvine, California. He has been engaged in the private practice of law in Orange County, California since 1980. Mr. Haglund has a J.D. from the University of Utah College of Law.

David J. Lancer

        Mr. Lancer has been a Director of VPSI, DVM, VPI, and VPIS since 1987. We employed Mr. Lancer as our Controller from 1985 until his retirement in 1987. Mr. Lancer has worked as a senior accountant with Lybrand Ross Brothers, a plant controller for Continental Can Corporation and as controller for the Frawley Corporation. Mr. Lancer received a B.B.A. degree from Manhattan College and did graduate work at New York University.

Michael D. Miller

        Mr. Miller has been a Director of VPSI, DVM, VPI, and VPIS since September 1998. He has been with Nationwide since 1985. Mr. Miller has been the Senior Vice President—Finance for the Nationwide property and casualty insurance companies since May 2001. From March 2000 to May 2001, he was the Vice President—Finance for the same companies. From August 1995 to March 2000, he was the Vice President—Finance and Treasurer for the SIC insurance group companies, which included Western Heritage Insurance Company, Scottsdale Indemnity Insurance Company, and Scottsdale Surplus Lines Insurance Company, and National Casualty Company. Mr. Miller is currently a member of the Board of Directors for the SIC insurance group companies and other Nationwide-owned insurance companies. Prior to joining SIC, he was the Vice President—Finance and Treasurer of the Farmland Insurance Companies, another Nationwide subsidiary. Before joining Nationwide in 1985, he was with the Celina Group Insurance Companies for eight years. He has an undergraduate degree in Business Administration and Accounting from Defiance College and an M.B.A. from Indiana University.

R. Max Williamson,

        Mr. Williamson has been a Director of VPSI, DVM, VPI, and VPIS since February 2000. He has been the President and Chief Operating Officer of SIC, Scottsdale Indemnity Company, Scottsdale Surplus Lines Insurance Company, National Casualty Company, and Western Heritage Insurance Company since October 1998, where he has been employed since October 1995. Mr. Williamson has been in the insurance industry for 42 years. Prior to joining SIC he worked for ACCEL International Corporation, Legion Insurance Company, Armco Insurance Group, and Travelers Insurance. He has a B.S. degree from Bowling Green State University.

Gary L. Tiepelman

        Mr. Tiepleman has been a Director of VPSI, DVM, VPI, and VPIS since December 2000. He has been employed by SIC since 1987 and was elected Senior Vice President in December 2000. He had previously been Vice President—Underwriting for SIC from August 1999. He has been employed in the insurance industry since 1978. In addition to his employment with SIC, Mr. Tiepelman was employed by Great Southwest Fire Insurance Company (part of the Sentry Group) and Acceptance Insurance Company as Senior Vice President. He is a graduate of Arizona State University with a B.S. degree in Business Administration.

Board of Directors Committees and Compensation

        The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of the Company. Members of the Board are kept informed of the Company's business through discussions with the President and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings. Our Bylaws provide that all of the Directors are elected at each annual meeting of the shareholders to hold office until the next annual shareholders meeting. Our next annual shareholders meeting is scheduled for May 15, 2003. Our Articles of Incorporation, as amended, provide for the election of five Directors, two elected by the holders of the Series A Preferred Stock and one elected by the holders of the Series B Preferred Stock. SIC owns 100% of the Series A Preferred Stock and 96.4% of the Series B Preferred Stock and elected Messrs. Williamson, Miller, and Tiepelman as Directors at the annual shareholders meeting in April 2002 in accordance with the provisions of the Articles of Incorporation. See Item 1, "Risk Factors—A majority of our Board of Directors are elected by SIC." The holders of our Common Stock elected Dr. Stephens and Mr. Lancer as Directors at the April 2002 annual shareholders meeting.

        Board members are not presently compensated, but are reimbursed for their expenses associated with attending Board meetings. The Company currently has an Executive Committee, comprised of Messrs. Williamson, Tiepelman, and Miller, an Audit Committee comprised of Messrs. Williamson, Miller, and Lancer, and a Compensation Committee comprised of Messrs. Williamson, Miller, and Lancer.

ITEM 6. EXECUTIVE COMPENSATION

        The following table sets forth compensation received for the years ended December 31, 1999 through 2001 by the Company's Chief Executive Officer and four most highly paid executive officers.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
					Awards
				Other Annual Compensation ($)			Payouts/ LTIP Payouts ($)	All Other Compensation (1)
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)		Restricted Stock ($)	Options/ SARs (#)
Jack L. Stephens, President/CEO	2001 2000 1999	230,976 228,447 187,916	43,806 48,009		12,000	10,000
Mark Burke, Chief Financial Officer(2)	2001 2000 1999	156,071 85,916	15,000			10,000
David B. Goodnight, Executive Vice President—Business Development(3)	2001 2000 1999	147,053 117,383 25,930	14,000			7,500
Elizabeth M. Hodgkins, Executive Vice President—Claims(5)	2001 2000 1999	136,133 117,383 74,904	13,000			7,000
Kent A. Kruse, Vice President, Chief Operating Officer	2001 2000 1999	134,050 102,800 75,000	12,000			5,000

(1)
The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other personal benefits provided to such individual that are extended to all employees of the Company in connection with their employment. Perquisites and other personal benefits, securities, or property received by an executive are either the lesser of $50,000 or 10% of the total salary and bonus reported for each named executive officer, except as otherwise disclosed.

(2)
Mr. Burke served as our Chief Financial Officer from May 2000 until April 2002. Mr. Burke's employment was terminated in May 2002. Our Chief Financial Officer, Paul W. Souza, commenced his employment with us in April 2002. See Item 5, "Directors and Executive Officers of the Registrant."

(3)
Dr. Goodnight commenced his employment in September 1999.

(4)
Dr. Hodgkins commenced her employment in April 1999.

(5)
Dr. Kruse commenced his employment in January 1999.

Option/SAR Grants in the Last Fiscal Year

        None.

Aggregated Options/SAR Exercises in the Last Fiscal Year and Fiscal Year-End Option/SAR Values

        The following table sets forth the number of options, both exercisable and unexercisable, held by each of the named executive officers of the Company and the value of any in-the-money options at December 31, 2001 (assuming a value of $8.00 on December 31, 2001):

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at December 31, 2001 Exercisable/ Unexercisable	Value of in-the-Money Options at December 31, 2001 Exercisable/ Unexercisable
Jack L. Stephens(1)	—	$—	168,590/—	$758,482/$—
Mark Burke(2)	—	$—	6,666/—	$26,664/$—
David B. Goodnight	—	$—	3,334/1,666	$20,000/$10,000
Elizabeth M. Hodgkins	—	$—	4,666/2,334	$18,664/$9,336
Kent A. Kruse	—	$—	3,334/1,667	$9,336/$6,668

(1)
Includes 73,590 warrants to purchase Common Stock and 1,063 incentive stock options granted to Vicki Stephens, Mr. Stephens' wife. See Item 4, "Security Ownership of Certain Beneficial Owners and Management, "and Item 7, "Certain Relationships and Related Transactions."

(2)
Mr. Burke served as our Chief Financial Officer from May 2000 until April 2002. Mr. Burke's employment was terminated in May 2002. Our Chief Financial Officer, Paul W. Souza, commenced his employment with us in April 2002. See Item 5, "Directors and Executive Officers of the Registrant."

Employment Agreements

        In August 2002, the Company entered into employment agreements with David B. Goodnight, our Executive Vice President—Business Development, and Rebecca F. Lewis, our Vice President—Marketing. Dr. Goodnight's agreement provides for an annual salary of $170,000 and Ms. Lewis' agreement provides for an annual salary of $150,000. Both agreements expire on June 30, 2004 without provision for renewal and provide for medical insurance, a $100,000 life insurance policy the premiums for which are paid by the Company with the death benefit payable to the heirs of each employee, one year of severance pay if employment is terminated by the Company without cause before the expiration of the agreement, and allow for bonus compensation and stock option grants as determined by the Board of Directors. Neither agreement has any provision regarding changes in control of the Company. The agreements also contain restrictive covenants preventing competition with the Company and the use of confidential business information, except in connection with the performance of their duties for the Company, for a period of two years following the termination of their employment with the Company.

        In November 2002, the Company entered into an employment agreement with Jack L. Stephens, our Chief Executive Officer, with an effective date of April 1, 2002 and terminating on March 31, 2007. The employment agreement with Dr. Stephens provides for (i) an annual salary of $300,000, with increases at the discretion of the Board, (ii) incentive compensation of up to 120% of his annual salary based upon the Company achieving annual gross premiums produced revenue, net income, and other performance targets approved by the Board prior to each calendar year, (iii) monthly severance payments equal to his monthly salary through the end of the contract term if his employment is terminated without cause prior to March 31, 2007, (iv) a $2,000,000 term life insurance policy during the term of the agreement with the Company as the beneficiary and a $1,000,000 policy with Dr. Stephens' estate as the beneficiary, (v) a consulting agreement at the option of the Company upon the termination of the agreement equal to his monthly salary, and (vi) restrictive covenants preventing competition with the Company and the use of confidential business information, except in connection with the performance of his duties for the Company, for a period of two years following the termination of his employment or consulting with the Company. See Item 1, "Risk Factors."

Stock Bonus Plan

        The Company has a stock bonus plan under which shares of Common Stock have been reserved for award to officers and key employees of the Company for future services to be performed. The terms of the plan impose certain restrictions ranging from one to three years on the sale or disposition of the shares issued. Prior to 1999, no shares had been awarded under the stock bonus plan since November 1992. In February 1999, 12,000 shares were awarded to Dr. Stephens, of which 6,000 vested in December 1999 and 6,000 vested in December 2000.

Stock Option Grants

        Our 1996 Stock Option Plan (the "Plan") provides for the grant of incentive stock options ("ISO's") to full-time employees (who may also be Directors) and non-qualified stock options ("NQSO's) to non-employee Directors and consultants to purchase up to 187,500 shares of Common Stock. The exercise price of any ISO may not be less than the fair market value of the Common Stock on the date of grant or, in the case of an optionee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, not be less than 110% of the fair market value on the date of grant. The exercise price, in the case of any NQSO, must not be less than 85% of the fair market value of the Common Stock on the date of grant.

        ISO's to purchase 83,600 shares of Common Stock under the Plan were granted in fiscal 2000. Included in the ISO's granted were 10,000 to Mark Burke, our former Chief Financial Officer, 7,500 to Dr. Goodnight, 7,000 to Dr. Hodgkins, 5,000 to Dr. Kruse, and 2,500 to Ms. Lewis. No options were granted in 1999 or 2001. At September 30, 2002, ISO's to purchase 151,900 shares of Common Stock were outstanding. See Item 4, "Security Ownership of Certain Beneficial Owners and Management."

        In July 2002, the Company granted ISO's to purchase a total of 27,833 shares of Common Stock at an exercise price of $8.00 per share. These ISO's vest at the rate of 25% per year and expire on June 30, 2010. Included in these ISO grants were 3,805 options to Dr. Goodnight, 2,805 options to Richard Stephens, 1,805 options to Dr. Hodgkins, 1,806 options to Ms. Lewis, 806 options to Dr. Kruse, and 806 options to Mr. Souza.

        We have also granted NQSO's outside of the Plan, although no NQSO's have been granted since 1997. At September 30, 2002, NQSO's to purchase 330,000 shares of Common Stock were outstanding. See Item 4, "Security Ownership of Certain Beneficial Owners and Management."

Outstanding Stock Purchase Warrants

        At September 30, 2002, a total of 90,197 Common Stock purchase warrants were outstanding, of which 64,732 are exercisable at $2.80 per share, 5,465 are exercisable at $3.20 per share, and 20,000 are exercisable at $4.00 per share. Of these warrants, 70,197 were to expire on December 31, 1999, but were extended to December 31, 2005 by the Board of Directors. The remaining 20,000 Common Stock purchase expire in February 2007. See Item 4, "Security Ownership of Certain Beneficial Owners and Management."

Report of Compensation Committee

                November 23, 2002

Board of Directors
Veterinary Pet Services, Inc.
3060 Saturn Street
Brea, California 92821

        As the Compensation Committee of Veterinary Pet Services, Inc. (the "Company"), it is our duty to review and recommend the compensation levels for members of the Company's management, evaluate the performance of management and the administration of the Company's various incentive plans.

        The policies and underlying philosophy governing the Company's compensation program are to: (i) maintain a comprehensive program that is competitive in the marketplace, (ii) provide opportunities integrating salary and stock options to compensate short and long-term performance of management, (iii) recognize and reward individual accomplishments, and (iv) allow the Company to retain seasoned executives who are essential to the Company's success.

        In determining management's compensation, this Committee evaluates the compensation paid to management based on their performance, their experience, and their contribution to the financial performance of the Company. The Committee also takes into account such relevant external factors as general economic conditions, industry compensation comparisons, and geographical compensation comparisons. Management compensation is composed of salary, bonuses, and options to purchase shares of Common Stock at the fair market value on the date of grant. The Committee has been assisted by outside consultants with expertise in developing comprehensive compensation programs, particularly with respect to the salary and bonus components of the Company's employment agreement with our Chief Executive Officer.

        The Company entered into a new employment agreement with Jack L. Stephens, the Company's Chief Executive Officer on November 23, 2002. The employment agreement with Dr. Stephens provides for incentive compensation, in addition to his base salary, of up to 120% his annual salary depending on the amount of gross premiums produced and net income achieved by the Company. The Company also entered into employment agreements with David B. Goodnight, the Company's Executive Vice President—Business Development, and with Rebecca F. Lewis, the Company's Vice President—Marketing, on August 16, 2002.

        The base salaries for executive officers are determined by evaluating the responsibilities of the positions held, the individual's experience, the competitive marketplace, the individual's performance of responsibilities and the individual's overall contribution to the Company.

        The Committee considers and recommends stock option grants under the Company's stock option plans for key employees and others who make substantial contributions to the long-term financial success of the Company. The Company and the Committee believe that stock options provide strong incentive to increase the value of stockholders' interests. Stock options grants are believed by the Committee to help focus management on the long-term success of the Company. The amount of any stock option grant is based primarily on an individual's responsibilities and position with the Company. Individual awards of options are affected by the Committee's subjective evaluation of factors it deems appropriate such as the assumption of responsibilities, competitive factors and achievements.

        Significant to the Committee's recommendations concerning executive compensation and option grants are significant events which have occurred over time as well as objectives set for the coming year. With regard to the year ended December 31, 2001, the Company (a) increased revenues from $24.2 million in fiscal 2000 to $27.4 million in fiscal 2001; (b) reported net income of $1.0 million in fiscal 2001 compared to a net loss of $134,000 in fiscal 2000; (c) continued to increase market share with $45.0 million in gross premiums in fiscal 2001 compared to $31.0 million in fiscal 2000; (d) successfully relocated the Company's operations to new, significantly expanded facilities that can accommodate the Company's plans for future expansion of its business; and (e) initiated the development of the Company's information technology systems to integrate the Company's marketing, underwriting, claims, and financial reporting functions.

        The executive officers devoted substantial time and effort in achieving the aforementioned objectives while at the same time devoting significant time to the daily affairs of the Company. Based on the Company's achievements in meeting the forecast for sales and revenues in fiscal 2000 and the financial condition of the Company, Dr. Stephens was paid a bonus of $43,806 in fiscal 2001 under the provisions of his employment agreement. Based on the Company's achievements in exceeding the forecast for sales, revenues, and net income, as well as the other achievements in fiscal 2001 referred to above, Dr. Stephens was paid a bonus in fiscal 2002 of $63,762 in accordance with the provisions of his employment agreement and a $100,000 discretionary bonus.

Compensation Committee
/s/ Michael D. Miller Michael D. Miller, Chairman Compensation Committee
/s/ R. Max Williamson R. Max Williamson, Member Compensation Committee
/s/ David J. Lancer David J. Lancer, Member Compensation Committee

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        We employ Vicki L. Stephens, the wife of Dr. Stephens, as Vice President—Licensing at a current annual salary of $115,000 and other standard perquisites. Ms. Stephens is a licensed insurance broker in California and in a licensed non-resident agent in the other 49 states. We also employ Richard D. Stephens, the son of Dr. Stephens, as Vice President—Information Technology and Chief Information Officer, at an annual salary of $150,000 in 2002 plus a car allowance of $3,000 per year and other standard perquisites, including a $100,000 term insurance policy, the premiums for which are paid by the Company with the death benefit payable to the estate of the employee. The employment of Vicki Stephens and Richard Stephens has been approved by a disinterested majority of the Board of Directors, taking into consideration their qualifications, their experience with us, and the rate we would likely pay an unrelated, qualified person for those positions. See Item 5, "Directors and Executive Officers."

        In March 1998, we sold $5.0 million in Preferred Stock to VCA, a publicly traded company that owns veterinary hospitals and animal reference laboratories. In September 1998, we sold an additional $3.0 million of Preferred Stock to SIC at a price of $12.40 per Preferred share ($3.10 per converted Common share). Each share of Preferred Stock is convertible into four shares of Common Stock at the option of the holder. In February 2000, SIC purchased all of VCA's Preferred Stock and became the majority shareholder in our company. Because our Articles of Incorporation provide that the holders of the Series A and Series B Preferred Stock elect three of our Directors, SIC was able to elect a majority of the Board of Directors; however, the holders of the Preferred shares have no other voting rights. Assuming the conversion of all of the shares of Preferred Stock at September 30, 2002 into 2,580,648 shares of Common Stock, SIC would have owned a total of 2,667,938 shares of Common Stock or approximately 62% of our outstanding shares. See Item 4, "Security Ownership of Certain Beneficial Owners and Management."

        DVM, our licensed, non-resident insurance agency in all states outside California, places all insurance written outside California with National Casualty Company ("NCC"), which is owned 100% by Nationwide Mutual Insurance Company ("Nationwide"). Nationwide also owns 100% of SIC. NCC reinsures the business written by DVM with SIC. SIC in turn currently reinsures the non-California business with VPI.

        For the year ended December 31, 2001, the economic benefit on a cash basis to SIC of the reinsurance assumed by VPI from SIC is as follows:

Premiums written	$16,139,000
Losses paid	(6,931,000)
Net commission expense	(6,375,000)

Net cash received by SIC	$2,833,000

        These amounts do not include the estimated premium taxes paid by SIC on business produced by NCC outside California, nor does it include the general and administrative expenses incurred by SIC related to the production of these premiums. The SIC Reinsurance Agreement and each amendment thereto with SIC has been approved by a disinterested majority of the Board of Directors. See Item 1, "Business—Reinsurance" and Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In connection with our need to maintain adequate statutory capital and surplus, SIC has committed to investing the necessary capital, or renegotiating the reinsurance agreement with VPI, or both, in order for VPI to maintain the minimum level of statutory capital as required by the DOI. Assuming consummation of the Proposed Iams Transaction, we anticipate approaching the DOI to request relief from the SIC Support Commitment. See Item 1, "Business—Government Regulations."

        Bruce H. Haglund, our Secretary, is a partner in the law firm of Gibson, Haglund & Paulsen, our general counsel. Gibson, Haglund & Paulsen was paid approximately $12,000 and $84,000 for legal services in for the years ended December 31, 2001 and 2002, respectively.

        We believe that each of the related party transactions discussed above is on terms as favorable as could have been obtained from unaffiliated third parties.

ITEM 8. LEGAL PROCEEDINGS

        The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

        Our Common Stock does not trade on any securities exchange or automated quotation system, and there is no firm that makes a market in our Common Stock.

        The Company has never paid a cash dividend on its Common Stock and does not plan to pay such dividends in the foreseeable future. The Company's policy is to retain earnings to finance future growth. Additionally, VPI, the major subsidiary and principal source of the consolidated revenues of the Company, is subject to limitations imposed by California law on payment of dividends to the Company without prior approval from the DOI and may be subject to similar restrictions in states other than California where the Company may become licensed to sell pet insurance directly. Our payment and amount of dividends, however, will be subject to the discretion of our Board of Directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our Board of Directors may deem relevant. See Item 1, "Business—Government Regulation; and—Risk Factors."

        Our initial capital was raised from approximately 800 veterinarians in 1981 and 1982 in intrastate offerings pursuant to a permit from the California Department of Corporations. As of December 31, 2002, we have approximately 935 holders of our Common Stock, one holder of our Series A Convertible Preferred Stock, and two holders of our Series B Convertible Preferred Stock.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

        During the three years prior to the date of this information statement, we have issued and sold the following unregistered shares of Common Stock:

        During 1999, we issued 82,066 shares of Common Stock. We issued 6,000 shares to Dr. Stephens in connection with a stock bonus. See Item 6, "Executive Compensation—Stock Bonus Plan." The remaining 76,066 shares were issued to seven persons upon exercise of warrants to purchase Common Stock granted in 1996 and 1997 at exercise prices ranging from $2.80 to $3.20 per share, including Dr. Stephens (3,125 shares), David J. Lancer, a member of the Board of Directors (2,143 shares), two former members of the Board of Directors (58,723 shares), and four former employees of the Company (12,075 shares). In February 1999, we sold 8,660 shares of Series B Preferred Stock to an existing shareholder of the Company who an accredited investor at a price of $12.40 per share, which shares are convertible into Common Stock at the rate of four shares of Common Stock for each share of Series B Preferred Stock. All of these securities were issued in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933 in transactions not involving a public offering.

        In 2000, we issued 6,000 shares to Dr. Stephens in connection with a stock bonus. These shares were issued in reliance upon the exemption from registration afforded by Section 4(2) of the Securities

Act of 1933 in transactions not involving a public offering. See Item 6, "Executive Compensation—Stock Bonus Plan."

        In 2001, we issued 3,090 shares to three persons upon exercise of warrants to purchase Common Stock granted in 1996 and 1997 at an exercise price of $3.20 per share, of which 2,840 were issued to Dr. Stephens and the balance of the shares were issued to other, non-executive employees. All of these securities were issued in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933 in transactions not involving a public offering.

        The Company issued no shares of Common or Preferred Stock in 2002.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        The following description of our capital stock is subject to, and qualified in its entirety by, our Articles of Incorporation and Bylaws, which are included as exhibits to this information statement, and by the provisions of applicable California law.

        Our company is currently authorized to issue an aggregate of 50,000,000 shares of Common Stock, without par value of which 1,699,075 were outstanding on September 30, 2002. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders and, upon the giving of notice as required by law, are entitled to cumulate their votes in the election of Directors. The holders of Common Stock are entitled to receive dividends if the Board of Directors, in its discretion, chooses to declare any and if funds are legally available for this purpose. Upon liquidation or dissolution of our company, the holders of Common Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders. The Common Stock has no pre-emptive or other subscription rights and is not subject to any future calls or assessments. There are no conversion rights or redemption or sinking fund provisions applicable to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable, and we have never paid any dividends.

        We are authorized to issue 500,000 shares of Series A Convertible Preferred Stock ("Series A Preferred"), of which 403,226 were outstanding on September 30, 2002, and 500,000 shares of Series B Convertible Preferred Stock ("Series B Preferred"), of which 250,596 were outstanding on September 30, 2002. The Series A and Series B Preferred shares are convertible into shares of Common Stock at the rate of four shares of Common Stock for each share of Series A or Series B Preferred.

        We act as our own transfer agent for our Common and Preferred Stock.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Our Articles of Incorporation provide that we will indemnify any Director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, by reason of the fact that such persons is or was a Director, officer, employee or agent, or is serving at the request of the Company as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Our Articles of Incorporation further provide that the foregoing indemnification provisions are not exclusive of any other rights available to anyone under our Bylaws, any agreement, or by vote of our shareholders or disinterested Directors.

        We have purchased directors and officers liability insurance that provides coverage for up to $1.0 million in claims, inclusive of costs of defense. The policy excludes liabilities under the Securities Act of 1933 and the Exchange Act. The policy expires in October 2003.

        In January 2003, we entered into indemnification agreements with each of the members of our Board of Directors providing for indemnification against all expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

        Independent Auditors' Report

        Consolidated financial statements:

        Consolidated balance sheets as of December 31, 2001 and 2000 and September 30, 2002 (unaudited)

        Consolidated statements of operations for the years ended December 31, 2001, 2000, and 1999 and the nine months ended September 30, 2002 and 2001 (unaudited)

        Consolidated statements of shareholders' equity and comprehensive income (loss) for the years ended December 31, 2001, 2000, and 1999 and the nine months ended September 30, 2002 (unaudited)

        Consolidated statements of cash flows for the years ended December 31, 2001, 2000, and 1999 and the nine months ended September 30, 2002 and 2001 (unaudited)

        Notes to consolidated financial statements

        Schedules

Schedule II—Condensed Financial Information of Registrant Schedule III—Supplemental Insurance Information Schedule IV—Reinsurance

Independent Auditors' Report

The Board of Directors
Veterinary Pet Services, Inc.:

        We have audited the consolidated financial statements of Veterinary Pet Services, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Veterinary Pet Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As discussed in note 3(m) to the consolidated financial statements, the Company changed its revenue-recognition method in 1999.

KPMG LLP

Costa Mesa, California
May 10, 2002, except for Note 14
as to which the date is
October 31, 2002

VETERINARY PET SERVICES, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
			September 30, 2002
	2001	2000
			(unaudited)
Assets
Investments
Available for sale:
Fixed maturities, at market value (amortized cost: December 31, 2001 $12,463,709; December 31, 2000 $2,568,671; September 30, 2002 $13,284,465)	$12,664,519	2,595,118	14,320,942
Equity securities, at market value (cost: December 31, 2001 $206,238; December 31, 2000 $100,892; September 30, 2002 $206,838)	204,295	72,125	198,440
Short-term investments, at cost	—	3,929,186	—

Total Investments	12,868,814	6,596,429	14,519,382
Cash and cash equivalents	867,098	4,746,291	392,312
Premiums receivable	16,044,634	9,506,798	26,536,497
Deferred acquisition costs	363,545	1,704,920	581,229
Accrued investment income	193,127	38,420	183,422
Furniture and equipment, net	1,083,963	570,335	2,271,261
Deferred tax asset, net	—	—	290,230
Other assets	588,786	279,220	1,157,102

Total assets	$32,009,967	23,442,413	45,931,435

Liabilities and Shareholders' Equity
Unpaid losses and loss adjustment expenses	$2,204,210	2,123,200	3,222,618
Unearned premiums	17,038,121	16,233,893	23,249,143
Payable to affiliated insurance company	6,025,688	489,046	7,264,835
Accounts payable and accrued expenses	1,823,400	1,549,491	4,717,311
Note payable to bank	250,540	—	169,613
Income taxes payable	—	—	648,539
Deferred revenue	964,597	585,616	1,172,759

Total liabilities	28,306,556	20,981,246	40,444,818

Shareholders' equity:
Convertible preferred stock, Series A, no par value. Authorized 500,000 shares; issued and outstanding 403,226 shares	5,000,002	5,000,002	5,000,002
Convertible preferred stock, Series B, no par value. Authorized 500,000 shares; issued and outstanding 250,596 shares	3,107,384	3,107,384	3,107,384
Common stock, no par value. Authorized 50,000,000 shares; issued and outstanding 1,699,075 at September 30, 2002 and December 31, 2001, and 1,695,985 at December 31, 2000	7,157,816	7,147,928	7,157,816
Accumulated other comprehensive income (loss)	199,757	(2,321)	695,540
Accumulated deficit	(11,761,548)	(12,791,826)	(10,474,125)

Total shareholders' equity	3,703,411	2,461,167	5,486,617
Commitments (note 13) Subsequent event (note 14)

Total liabilities and shareholders' equity	$32,009,967	23,442,413	45,931,435

See accompanying notes to consolidated financial statements.

VETERINARY PET SERVICES, INC.

AND SUBSIDIARIES

Consolidated Statements of Operations

	Years ended December 31,			Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
Revenues:
Premiums earned	$24,030,857	22,039,492	15,253,935	24,368,908	17,315,227
Service fees	2,543,470	1,491,033	779,027	2,209,111	1,771,253
Investment and other income	845,718	670,279	713,404	710,859	724,297

	27,420,045	24,200,804	16,746,366	27,288,878	19,810,777

Expenses:
Losses and loss adjustment expenses	15,375,963	14,335,087	10,300,640	15,855,217	11,117,312
Policy acquisition costs	3,041,931	5,245,854	5,069,314	2,388,931	2,349,491
General and administrative	7,971,873	4,753,588	3,693,434	7,757,307	5,763,008

	26,389,767	24,334,529	19,063,388	26,001,455	19,229,811

Income (loss) before cumulative effect of a change in accounting principle	1,030,278	(133,725)	(2,317,022)	1,287,423	580,966
Cumulative effect of change in accounting for revenue recognition	—	—	584,000	—	—

Net income (loss) available to common shareholders	$1,030,278	(133,725)	(1,733,022)	1,287,423	580,966

Pro forma amounts assuming the new revenue recognition method is applied retroactively—net income (loss) before cumulative effect of a change in accounting principle	$1,030,278	(133,725)	(2,317,022)	1,287,423	580,966

Basic earnings (loss) per share
Income (loss) before cumulative effect of a change in accounting principle	$0.61	(0.08)	(1.43)	0.76	0.34
Cumulative effect of a change in accounting principle	—	—	0.36	—	—

Net income (loss) available to common shareholders	$0.61	(0.08)	(1.07)	0.76	0.34

Diluted earnings (loss) per share
Income (loss) before cumulative effect of a change in accounting principle	$0.22	(0.08)	(1.43)	0.28	0.13
Cumulative effect of a change in accounting principle	—	—	0.36	—	—

Net income (loss) available to common shareholders	$0.22	(0.08)	(1.07)	0.28	0.13

See accompanying notes to consolidated financial statements.

VETERINARY PET SERVICES, INC.

AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

		Convertible preferred stock
		Series A		Series B		Common stock			Accumulated other comprehensive income (loss)
	Comprehensive income (loss)							Accumulated deficit
		Shares	Amount	Shares	Amount	Shares	Amount			Total
Balance, December 31, 1998		403,226	$5,000,002	241,936	$3,000,000	1,607,919	$6,879,463	(10,925,079)	$85,435	$4,039,821
Comprehensive loss:
Net loss	$(1,733,022)	—	—	—	—	—	—	$(1,733,022)	—	(1,733,022)
Unrealized loss on investments	(115,690)	—	—	—	—	—	—	—	(115,690)	(115,690)

Total comprehensive loss	$(1,848,712)

Sale of stock and exercise of warrants and options		—	—	8,660	107,384	82,066	248,465	—	—	355,849

Balance, December 31, 1999		403,226	5,000,002	250,596	3,107,384	1,689,985	7,127,928	(12,658,101)	(30,255)	2,546,958
Comprehensive loss:
Net loss	$(133,725)	—	—	—	—	—	—	(133,725)	—	(133,725)
Unrealized gain on investments	27,934	—	—	—	—	—	—	—	27,934	27,934

Total comprehensive loss	$(105,791)

Issuance of stock		—	—	—	—	6,000	20,000	—	—	20,000

Balance, December 31, 2000		403,226	5,000,002	250,596	3,107,384	1,695,985	7,147,928	(12,791,826)	(2,321)	2,461,167
Comprehensive income:
Net income	$1,030,278							1,030,278		1,030,278
Unrealized gain on investments	202,078								202,078	202,078

Total comprehensive income	$1,232,356

Issuance of stock						3,090	9,888			9,888

Balance, December 31, 2001		403,226	5,000,002	250,596	3,107,384	1,699,075	7,157,816	(11,761,548)	199,757	3,703,411
Comprehensive income:
Net income	$1,287,423	—	—	—	—	—	—	1,287,423	—	1,287,423
Unrealized gain on investments	495,783	—	—	—	—	—	—	—	495,783	495,783

Total comprehensive income	$1,783,206

Balance, September 30, 2002 (unaudited)		403,226	$5,000,002	250,596	$3,107,384	1,699,075	$7,157,816	(10,474,125)	695,540	5,486,617

See accompanying notes to consolidated financial statements.

VETERINARY PET SERVICES, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended December 31,			Nine months ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$1,030,278	(133,725)	(1,733,022)	1,287,423	580,966
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	328,588	157,242	115,128	263,376	180,403
Accretion of discount on debt securities	(8,684)	(21,262)	(84,951)	71,634	(6,513)
Loss on disposition of securities	30,074	—	—	—	30,074
Changes in:
Premiums receivable	(6,537,836)	(3,823,570)	(2,841,370)	(10,491,863)	(4,087,201)
Deferred acquisition costs	1,341,375	(268,617)	(11,227)	(217,684)	1,333,516
Accrued investment income	(154,707)	(30,742)	2,886	9,705	(162,105)
Deferred tax asset, net	—	—	—	(648,539)	—
Other assets	(289,829)	(194,288)	121,927	(568,316)	(258,009)
Unpaid losses and loss adjustment expenses	81,010	861,801	161,868	1,018,408	317,600
Unearned premiums	804,228	5,440,690	2,853,954	6,211,022	(100,203)
Payable to insurer	5,536,642	28,709	293,947	1,239,147	4,603,404
Accounts payable and accrued expenses	273,909	425,497	416,511	2,893,911	415,760
Income taxes payable	—	—	—	648,539	—
Deferred revenue	378,981	186,616	399,000	208,162	150,066

Net cash provided by (used in) operating activities	2,814,029	2,628,351	(305,349)	1,924,925	2,997,758

Cash flows from investing activities:
Capital expenditures	(861,953)	(332,325)	(294,816)	(1,460,618)	(760,801)
Dispositions (acquisitions) of short-term securities, net	3,929,186	(1,867,000)	(423,904)	—	3,929,186
Purchases of available for sale securities	(10,881,220)	(1,000,000)	—	(2,356,720)	(10,890,141)
Proceeds from maturities of available for sale securities	860,337	850,000	714,000	1,498,554	777,814

Net cash used in investing activities	(6,953,650)	(2,349,325)	(4,720)	(2,318,784)	(6,943,942)

Cash flows from financing activities:
Proceeds (payments) of bank loan	250,540	—	—	(80,927)	92,171
Issuance and sale of stock and exercise of stock warrants	9,888	20,000	355,849	—	9,888

Net cash provided by (used in) financing activities	260,428	20,000	355,849	(80,927)	102,059

Net increase (decrease) in cash and cash equivalents	(3,879,193)	299,026	45,780	(474,786)	(3,844,125)
Cash and cash equivalents, beginning of period	4,746,291	4,447,265	4,401,485	867,098	4,746,291

Cash and cash equivalents, end of period	$867,098	4,746,291	4,447,265	392,312	902,166

Supplemental disclosures of cash flow information—
Cash paid for interest	$2,762	—	—	8,341	—

Income taxes paid	$7,151	—	—	—	—

See accompanying notes to consolidated financial statements.

VETERINARY PET SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)  Nature of Business

        Veterinary Pet Services, Inc. (VPSI or Parent), through its wholly owned subsidiary, Veterinary Pet Insurance Company (VPI), writes pet accident and health insurance policies in California and reinsures similar policies sold in the other 49 states and the District of Columbia through a reinsurance agreement with Scottsdale Insurance Company (SIC). SIC is a wholly owned subsidiary of Nationwide Mutual Insurance Company and SIC is the majority shareholder of VPSI, assuming full conversion of its 99% ownership of VPSI's convertible preferred stock. During the year ended December 31, 2001, approximately $12.2 million of $24.8 million in premiums written (approximately 49%) were assumed from SIC. Assumed premiums written from SIC of $12.2 million includes a $4.0 million unearned premium adjustment related to decreasing the quota share reinsurance percentage from 80% to 50% effective January 1, 2001.

        DVM Insurance Agency, Inc. (DVM), a wholly owned subsidiary of VPSI, acts as VPI's nonresident agent for policies written outside of California and places such business with National Casualty Company (NCC), an affiliate of SIC. VPI Services, Inc. (VPIS), a wholly owned subsidiary of VPSI, sells pet lost-and-found registration services to policyholders of VPI and NCC. The Company operates in one business segment.

(2)  Regulatory Matters and Capital/Operating Plans

        VPI must, at all times, meet the minimum financial requirements pursuant to the Insurance Code and Regulations issued by the California Insurance Commissioner for the line of business for which it is authorized (Miscellaneous). VPI must, at all times, have minimum capital and surplus on a statutory basis of at least $2.0 million in order to continue transacting business in the State of California. The capital and surplus of VPI, on a statutory accounting basis, amounted to approximately $5.7 million (unaudited), $4.3 million, and $2.7 million as of September 30, 2002, December 31, 2001, and 2000, respectively. VPI's statutory net income (loss) for the nine months ended September 30, 2002 (unaudited) and 2001 (unaudited) was approximately $1.2 million and $2.2 million and for the years ended December 31, 2001, 2000 and 1999 was approximately $2,368,000, $(433,000), and $(2,295,000), respectively.

        In February 2000, SIC purchased VCA's 403,226 shares of Series A Preferred Stock of VPSI (note 12(b)); assuming full conversion of all preferred shares, SIC owns approximately 62% of VPSI and SIC has committed to investing the necessary capital, or renegotiating the reinsurance agreement with VPI, or both, in order for VPI to maintain the minimum level of statutory capital as required by the DOI. Management believes that the Company has adequate funds and positive cash flow to meet its operating cash requirements on an ongoing basis.

        The NAIC has adopted a risk-based capital (RBC) formula for property and casualty insurance companies. The formula calculates a minimum level of capital and surplus that should be maintained by each insurer. The formula is designed to allow state regulators to identify potentially undercapitalized companies. Under the formula, a company determines its RBC by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The RBC rules provide for different levels of regulatory attention depending upon the ratio of the Company's total adjusted capital (TAC) to its "authorized control level" of RBC.

        The following table sets forth the different levels of RBC that may trigger regulator involvement and the actions that may be triggered:

Level	Trigger	Corrective action
Company Action Level	Adjusted capital less than 200% of authorized control level	Submit a comprehensive plan to insurance commissioner
Regulatory Action Level	Adjusted capital less than 150% of authorized control level	In addition to above, insurer is subject to examination, analysis and specific corrective action
Authorized Control Level	Adjusted capital less than 100% of authorized control level	In addition to both of the above, insurance commissioner may place insurer under regulatory control
Mandatory Control Level	Adjusted capital less than 70% of authorized control level	Insurer must be placed under regulatory control

        The comprehensive plan required at the Company Action Level and certain other levels must: (i) identify the conditions in the insurer that contribute to the failure to meet the capital requirements; (ii) contain proposed corrective actions that the insurer intends to make and what would be expected to result in compliance with capital requirements; (iii) provide certain projections of the insurer's financial results for the current year and at least the four succeeding years; (iv) identify key assumptions impacting the insurer's projections and the sensitivity of the projections to the assumptions and (v) identify the quality of and problems associated with the insurer's business, including but not limited to its assets, anticipated business growth and associated surplus strain, extraordinary exposure to risk, mix of business and use of reinsurance in each case.

        Commencing in 2000, VPI is required to file an annual report of RBC with the DOI. TAC was $4.3 million and $2.7 million at December 31, 2001 and 2000, respectively. At December 31, 2001, VPI's adjusted capital exceeded the Company Action Level.

(3)  Summary of Significant Accounting Policies

  (a)
  Basis of Presentation

    The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Parent and its subsidiaries (all entities collectively referred to as the "Company"). Intercompany transactions and accounts have been eliminated in consolidation.

  (b)
  Cash and Cash Equivalents

    Cash and cash equivalents consist of cash in banks and liquid money-market funds.

  (c)
  Investments

    Short-term investments consist of debt securities with original maturities of less than one year and are carried at amortized values, which approximate market values. The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). SFAS No. 115 requires investments in debt and equity securities to be classified among three categories as follows: held to maturity, trading and available for sale. All securities held by the Company were considered available for sale for all periods presented herein. Securities available for sale are reported at market value, with unrealized gains and losses, net of applicable taxes, excluded from earnings and reported as a separate component of shareholders' equity. Market values of debt and equity securities are based primarily on quoted values within their respective markets. Realized gains and losses on sales of investments are computed on the specific-identification basis.

  (d)
  Deferred Acquisition Costs

    Policy acquisition costs, consisting of commissions, premium taxes and certain other underwriting costs, are deferred and amortized as the related premiums are earned. Deferred acquisition costs are periodically reviewed for recoverability by management.

  (e)
  Furniture and Equipment

    Furniture and equipment is comprised of computer equipment, office furniture and equipment and leasehold improvements, stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Computer equipment is depreciated over four years and office furniture and equipment are depreciated over four years. Leasehold improvements are amortized over the life of the related lease.

  (f)
  Losses and Loss Adjustment Expenses

    Losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for reported losses and include a provision, based on past experience, for losses incurred but not reported. The method of determining such estimates and establishing the resulting reserves is continually reviewed and updated. Any adjustments resulting therefrom are reflected in current operations. Management believes that the unpaid losses and loss adjustment expenses accrual is adequate to cover the losses and loss adjustment expenses incurred to date; however, this accrual is based on estimates and the ultimate liability may be more or less than the amount provided.

  (g)
  Revenue Recognition

    Premiums and service fees are reported as earned on a pro rata basis over the respective contract periods. Unearned premiums and deferred revenue represent the pro rata portion of revenues that are applicable to the unexpired terms of policies in force at the end of each period. Service fees represent fees to policyholders that elect to pay their premiums over the policy term, lost and found registration fees, and policy renewal fees.

  (h)
  Stock-Based Compensation

    The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and Related Interpretations. Compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  (i)
  Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company files a consolidated federal income tax return and a combined state income tax return for all entities except for VPI, which is not subject to state income taxes in California.

  (j)
  Fair Value of Financial Instruments

    The fair values of financial instruments are estimates of the fair values at a specific point in time using appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

    The fair value of note payable to bank is estimated using discounted cash flow analysis based on current market interest rates. The estimated fair value approximates the carrying value.

  (k)
  Comprehensive Income (Loss)

    Comprehensive income (loss) includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company's only components of other comprehensive income (loss) include net income (loss) and unrealized gains and losses on investments. The Company has included consolidated statements of comprehensive income (loss) in the accompanying consolidated financial statements.

  (l)
  Earnings (Loss) per Share ("EPS")

    The EPS calculations for the years ended December 31, 2001, 2000, and 1999, and the nine-month periods ended September 30, 2002 and 2001 (unaudited) were based upon the weighted-average number of shares of common stock outstanding. The EPS—assuming dilution calculations were based upon the weighted average number of shares of common stock outstanding adjusted for the effect of convertible securities, options, and warrants considered common stock equivalents. Convertible securities, stock options and warrants are considered to be common stock equivalents, except when their effect is antidilutive. At December 31, 2000 and 1999, stock options and warrants to purchase 585,097 and 524,384, respectively, were outstanding and 2,615,288 shares of common stock were reserved for issuance upon conversion of outstanding Series A and Series B Preferred Stock. The shares issuable upon exercise of the stock options and warrants and conversion of the Series A and

    Series B Preferred Stock were not included in the computation of loss per share for the years ended December 31, 2000 and 1999 because inclusion of such shares would be antidilutive.

    The following table reflects the impact of the dilutive common stock equivalents to the weighted-average number of shares of common stock outstanding used in the EPS calculation. (In loss periods, common stock equivalents are excluded from the calculation of EPS—assuming dilution as their inclusion would have an antidilutive effect.) There is no difference in the earnings used in the two calculations.

	Year ended December 31,			Nine months ended September 30, (unaudited)
	2001	2000	1999	2002	2001
Weighted average shares outstanding	1,697,530	1,694,485	1,618,732	1,699,075	1,695,985
Conversion of preferred stock	2,615,288	—	—	2,615,288	2,615,288
Stock options and warrants	343,928	—	—	340,330	333,291

Weighted average shares outstanding—assuming dilution	4,656,746	1,694,485	1,618,732	4,654,693	4,644,564

  (m)
  Change in Revenue Recognition Method

    Recognition of earned premiums has been calculated using a system program that calculates earned premiums on a daily basis, utilizing the effective date and expiration date of a policy and the underlying policy premium. Prior to 1999, recognition of earned premiums was calculated based on gross premiums per month, using the midmonth-convention method. This method makes the assumption that premiums are written midmonth regardless of the date actually written. The new method of recognizing revenue was adopted to report more accurately unearned premiums and deferred revenue. The cumulative effect of the change in the revenue-recognition method as of January 1, 1999 resulted in the adjustment of $584,000 that is included as a reduction to net loss for the year ended December 31, 1999.

    The pro forma amounts shown on the consolidated statements of operations have been adjusted for the effect of retroactive application on revenue recognition that would have been made had the new method been in effect throughout the periods presented.

  (n)
  Accounting Estimates

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (o)
  Certain Reclassifications

    Certain reclassifications of prior years' balances have been made to conform to the current presentation.

(4)  Investments

        Investments available for sale consisted of the following at December 31, 2001, and 2000:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2001:
U.S. Treasury securities and obligations of U.S. government agencies	$12,463,709	214,441	13,631	12,664,519
Corporate preferred stocks	206,238	—	1,943	204,295

	$12,669,947	214,441	15,574	12,868,814

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2000:
U.S. Treasury securities and obligations of U.S. government agencies	$2,568,671	26,447	—	2,595,118
Corporate preferred stocks	100,892	—	28,767	72,125

	$2,669,563	26,447	28,767	2,667,243

        The amortized cost and estimated fair value of the U.S. Treasury securities at December 31, 2001, by contractual maturity, are shown below:

	Amortized cost	Estimated fair value
One year or less	$1,560,215	1,567,452
After one year through five years	4,190,286	4,322,042
After five years through to 10 years	6,713,208	6,775,025

Totals	$12,463,709	12,664,519

        A summary of net investment income and expense is as follows:

	Year ended December 31,
	2001	2000	1999
Interest income	$648,699	456,324	392,649
Dividend income	12,045	6,923	6,198
Total investment income	660,744	463,247	398,847
Expenses	9,151	—	—

Net investment income	$651,593	463,247	398,847

        Net realized investment losses, included in net investment and other income in the accompanying financial statements, are summarized as follows:

	Year ended December 31,
	2001	2000	1999
Gross realized losses:
Fixed maturities	$36	$—	$—
Equity securities	30,038	—	—

Net realized investment losses	$30,074	$—	$—

        A summary of the unrealized appreciation (depreciation) on investments carried at market and the applicable deferred federal income taxes is shown below:

	As of December 31,
	2001	2000	1999
Gross unrealized appreciation:
Fixed maturities	$215,331	$26,446	$—
Gross unrealized (depreciation):
Fixed maturities	(13,631)	—	(13,813)
Equity securities	(1,943)	(28,767)	(16,442)

Net unrealized appreciation (depreciation) on investments	$199,757	$(2,321)	$(30,255)

(5)  Furniture and Equipment

        Furniture and equipment at December 31, 2001, and 2000 consisted of the following:

	2001	2000
Computer equipment and software	$1,001,478	830,898
Furniture and office equipment	652,956	253,471
Leasehold improvements	288,136	29,509

	1,942,570	1,113,878
Less accumulated depreciation	858,607	543,543

Furniture and equipment, net	$1,083,963	570,335

(6)  Federal Income Taxes

        The Company and its subsidiaries file a consolidated federal income tax return. Income tax expense for the years ended December 31, 2001, 2000, and 1999 is shown as follows:

Years ended December 31,
	Federal	State	Total
2001:
Current	$—	$3,200	$3,200
Deferred	—	—	—

	$—	$3,200	$3,200

2000:
Current	$—	$3,200	$3,200
Deferred	—	—	—

	$—	$3,200	$3,200

1999:
Current	$—	$3,200	$3,200
Deferred	—	—	—

	$—	$3,200	$3,200

        The deferred federal income tax assets (net of a valuation allowance) and liabilities have been netted to reflect the tax impact of temporary differences. The components of the net deferred federal income tax asset are as follows:

	December 31,
	2001	2000
Assets:
Nondeductible portion of unpaid losses and loss adjustment expenses	$43,964	$42,466
Unearned premiums	1,158,592	1,103,905
Other	167,860	112,641
Net operating loss carryover	1,609,986	2,752,276

Gross deferred tax asset	2,980,402	4,011,288
Liabilities—deferred acquisition costs	(123,605)	(579,673)

Net deferred federal income tax asset	2,856,797	3,431,615
Valuation allowance	(2,856,797)	(3,431,615)

	$—	$—

        The provisions for income taxes reflected in the statements of operations vary from the taxes computed at the statutory rates for the following reasons:

	Year ended December 31,
	2001	2000	1999
Computed tax expense (benefit) at 34%	$350,295	$(45,467)	$(589,227)
Increase (decrease) in income taxes resulting from:
Nondeductible expenses	7,348	19,143	9,136
State taxes, net of federal benefit	2,112	2,112	2,112
Expiration of federal net operating loss carryforward	218,264	—	—
Change in valuation allowance	(574,819)	27,412	581,179

Income tax provision	$3,200	$3,200	$3,200

        The income tax provision, consisting of the minimum state franchise tax, is included as a component of general and administrative expenses.

        For federal income tax purposes, the Company has net operating loss carryforwards of approximately $5.3 million, which will, if unused, expire in various amounts from 2003 to 2019. For state income tax purposes, the Company has a total tax loss carryforward of approximately $1.1 million, which will, if unused, expire from 2002 to 2003. During 2001 and 2000, approximately $168,000 and $66,000, respectively, of the state income tax loss carryforward expired. Due to the sale of the Company's preferred stock discussed in note 12 and the resulting ownership change, the Company's use of the state and federal tax loss carryforwards discussed above may be limited on an annual basis to approximately $263,000 for all losses incurred prior to December 31, 1998.

        The Company has established a valuation allowance against a portion of its deferred tax assets due to the uncertainty surrounding the ultimate realization of such assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At such time as it is determined that it is more likely than not that additional deferred tax assets are realizable, the valuation allowance will be reduced accordingly.

(7)  Reinsurance

        VPI has a reinsurance agreement with SIC whereby VPI assumes from SIC a portion of the policy premiums and losses resulting from polices sold outside the state of California and placed by DVM with NCC. NCC initially cedes all such business to SIC.

        Effective January 1, 2001, VPI and SIC amended their quota share reinsurance agreement reducing VPI's share of premiums and losses from 80% to 50%, including a portfolio transfer of the proportionate share of unearned premiums at December 31, 2000. The net effect of the portfolio transfer was to increase VPI's statutory surplus by $1,275,000.

        VPI pays a commission to SIC, ranging from 32% to 38.5% of net assumed written premiums. NCC pays DVM an agency commission based on 28.5% of written premiums. The net commissions are recorded in policy acquisition costs.

        Reinsurance activity during 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Premiums written—assumed	$12,153,519	$17,916,665	$11,142,372
Premiums earned—assumed	13,262,628	13,825,153	9,327,162
Losses incurred—assumed	7,210,734	8,133,345	5,530,967

(8)  Unpaid Losses and Loss Adjustment Expenses

        Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31 is summarized as follows:

	2001	2000	1999
Balance at January 1	$2,123,200	$1,261,399	$1,099,531

Incurred related to:
Current year	15,494,980	14,248,000	10,213,840
Prior year	(119,017)	87,087	86,800

Total incurred	15,375,963	14,335,087	10,300,640

Paid related to:
Current year	13,290,770	12,124,800	8,952,441
Prior year	2,004,183	1,348,486	1,186,331

Total paid	15,294,953	13,473,286	10,138,772

Balance at December 31	$2,204,210	$2,123,200	$1,261,399

(9)  Employee Benefits

        Effective December 16, 2000, the Company outsourced its human resources function to a professional employee organization (PEO), wherein the PEO became a co-employer of all existing and future employees of the Company. VPI pays the PEO a fixed percentage of gross salaries, which amount covers all employer costs of payroll taxes, employee health insurance, workers' compensation insurance, other employee benefits, and the PEO expenses.

        VPI provides to eligible employees a defined contribution plan through the PEO. In 2001, the Company matched 50% of each employee's contribution up to 6% of pay, and in 2000 and 1999 the Company made the contributions, although non-mandatory and discretionary by VPSI's Board of Directors. The Company made contributions to the plans totaling approximately $102,000, $71,000, and $116,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

(10) Stock-Based Compensation Plans

(a) Stock Bonus Plan

        The Company has a stock bonus plan under which shares of the Parent's common stock have been reserved for award to officers and key employees of the Company for future services to be performed. The terms of the plan impose certain restrictions ranging from one to three years on the sale or disposition of the shares issued. Prior to 1999, no shares had been awarded under the stock bonus plan since November 1992. In February 1999, 12,000 shares were awarded to an officer of the Company, of which 6,000 vested in December 1999 and 6,000 vested in December 2000. For the year ended December 31, 1999, the Company recognized $30,000 in general and administrative expenses related to the 1999 award. For the year ended December 31, 2000, the Company recognized the remaining $10,000 in general and administrative expenses.

(b) Omnibus Stock Option and Incentive Plan

        The Omnibus Stock Option and Incentive Plan (Omnibus Plan) was approved by the Board of Directors in December 1996 and is intended to provide Incentive Stock Options (ISOs) to key employees of the Company. Options covering 187,500 shares are available for grant under this plan. Such options vest over a three-year period from the date of grant and are exercisable at $4 per share.

(c) Nonqualified Stock Options

        In 1996 and 1997, the Company granted 260,000 and 70,000 nonqualified stock options, respectively, to directors and certain officers in recognition of their years of service. Such options vested immediately and are exercisable at $4.00 per share over a period of 10 years.

(d) Stock Purchase Warrants

        The Company has outstanding stock purchase warrants exercisable at $2.80 to $4.00 per share that are comprised of (i) options granted under VPSI's old stock option plan that converted into stock purchase warrants in December 1997 (reflected as outstanding as of December 31, 1996), (ii) warrants previously exercisable at $.85, $.91 and $1.50 per share and (iii) warrants granted to directors and officers in 1996 and 1997. The Board of Directors extended the expiration of 89,384 warrants to December 31, 2004. These warrants were issued prior to December 1997 and were originally set to expire on December 31, 1999.

        The following is a summary of stock option and warrant activity for the three years ended December 31, 2001 and the nine months ended September 30, 2002 (unaudited):

	Warrants	Options	Total	Weighted average exercise price
Balance December 31, 1998	203,463	418,000	621,463	$3.71
Granted	—	—	—	—
Exercised	(73,366)	(2,700)	(76,066)	3.00
Expired	(20,713)	—	(20,713)	3.35
Canceled	—	(300)	(300)	4.00

Balance December 31, 1999	109,384	415,000	524,384	$3.81
Granted	—	83,600	83,600	4.00
Exercised	(19,187)	—	(19,187)	3.20
Expired	—	—	—	—
Canceled	—	(3,700)	(3,700)	4.00

Balance December 31, 2000	90,197	494,900	585,097	$3.86
Granted	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—
Canceled	—	(13,000)	(13,000)	4.00

Balance December 31, 2001	90,197	481,900	572,097	$3.86
Granted	—	27,833	27,833	8.00
Exercised	—	—	—	—
Expired	—	—	—	—
Canceled	—	(27,833)	(27,833)	4.00

Balance September 30, 2002 (unaudited)	90,197	481,900	572,097	$4.05

        At September 30, 2002 (unaudited) and December 31, 2001, 572,097 and 572,097 warrants and options were outstanding, respectively, exercisable at exercise prices of $2.80-$8.00, with a weighted average exercise price of $4.05 and $3.86. The weighted-average remaining contractual life of exercisable options was 3.5 years. During 2000, the Company allowed several employees to extend the expiration date to exercise warrants to purchase 19,187 shares of common stock and allowed the employees to pay for such shares by payroll deduction. The shares so purchased will be issued upon payment in full by each employee, and in 2001, 3,090 of such shares were issued.

        The fair value of each incentive stock option granted during 2000 to employees was estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) volatility of effectively zero, (iii) weighted-average risk-free interest rate of approximately 6.4% and (iv) expected life of five years.

        There were no stock option or warrant grants in 1999, 2001, or 2002. The effects of applying SFAS No. 123 to the Company's option and warrant grants would result in an immaterial effect on the Company's results of operations for all periods presented.

(11) Concentration of Credit Risk

        VPI, on occasion, has cash balances that exceed the federally insured deposit limit. While the risk of each institution is reviewed throughout the year to ensure the safety and soundness of each entity, the cash balances and face amount of the investment instruments may exceed the amount of federal or private deposit insurance available. The aggregate amounts in excess of that which is covered under a deposit insurance program at December 31, 2001 and 2000 were approximately $278,000 and $4.5 million, respectively.

(12) Shareholders' Equity

  (a)
  Statutory Restrictions

    VPI has restrictions affecting the payment of shareholder dividends imposed by insurance regulations. The maximum amount of dividends that can be paid without prior approval of the Insurance Commissioner is limited to the greater of 10% of capital and surplus as regards policyholders as of the preceding year-end or 100% of net income for the previous year limited by the amount of unassigned surplus. VPI is not presently permitted to declare any dividends without prior approval from the DOI and did not pay any dividends during any of the periods presented.

  (b)
  Series A Preferred Stock

    On December 31, 1997, the Parent and Veterinary Centers of America (VCA) entered into the Convertible Preferred Stock Purchase Agreement (the Original Agreement) whereby the Parent agreed to issue to VCA 357,143 shares of Series A Preferred Stock and warrants to purchase 1,428,572 shares of the Parent's common stock in exchange for an investment of $5.0 million. The shares of preferred stock were convertible into shares of the Parent's common stock at $3.50 per share. The warrants were exercisable at $4.025 per share and expire December 31, 2007.

    As of December 31, 1997, the Parent issued 71,430 shares of Series A Preferred Stock and 285,720 warrants and received approximately $1.0 million from VCA. On January 16, 1998, the Parent issued the remaining 285,713 shares of Series A Preferred Stock and the remaining 1,142,852 warrants and received the balance of approximately $4.0 million from VCA.

    In May 1998, the Parent and VCA formed a new agreement, the Series A Convertible Preferred Stock Purchase Agreement (the Series A Agreement) and agreed to (i) the mutual rescission of the Original Agreement, (ii) the cancelation of the 357,143 preferred shares issued in connection with the Original Agreement and (iii) the cancelation of the 1,428,572 warrants issued in connection with the Original Agreement. In consideration of VCA's agreement to rescind the Original Agreement and in connection with the Series A Agreement, the Parent has authorized the sale and issuance of 403,226 shares of Series A Preferred Stock at an agreed-upon purchase price of $12.40 per share (a total purchase price of approximately $5.0 million). Each share of Series A Preferred Stock is convertible into 4 shares of the Parent's common stock at $3.10 per share.

  (c)
  Series B Preferred Stock

    In September 1998, the Company sold to SIC 241,936 newly issued shares of the Company's Series B Preferred Stock at an agreed-upon purchase price of $12.40 per share (a total purchase price of approximately $3 million). In February 1999, the Company sold to another investor 8,660 newly issued shares of the Company's Series B Preferred Stock at an agreed-upon purchase price of $12.40 per share (a total purchase price of approximately $107,000). Each share of Series B Preferred Stock is convertible into four shares of the Parent's common stock at $3.10 per share.

(13) Commitments

        The Company maintains a $3.0 million irrevocable letter of credit in favor of SIC to secure assumed unearned premiums. The letter of credit is subject to an annual commitment fee of 0.8% and is secured by marketable securities with a par value of $3.5 million. As of September 30, 2002 (unaudited), December 31, 2001 and 2000, no amounts were drawn on the letter of credit.

        During 2001, the Company borrowed $250,000 under a non-revolving line of credit. On January 15, 2002, the line of credit was converted into a two-year term loan with an interest rate of 5.25%. The term loan matures on January 15, 2004.

        Effective September 12, 2000, the Company entered into a ten-year noncancelable operating lease for its new home office, commencing December 1, 2001. The Company has other noncancelable operating leases for certain office space and office equipment. Future minimum lease payments required under operating leases as of December 31, 2001, including the new home office lease, are as follows:

Year ended December 31:
2002	$1,583,000
2003	1,469,000
2004	1,190,000
2005	815,000
2006	821,000
Thereafter	4,447,000

$10,325,000

        Rent expense for the years ended December 31, 2001, 2000 and 1999 was approximately $1,025,000, $758,000, and $591,000, respectively.

(14) Subsequent Event

        On October 31, 2002, the Company entered into a non-binding term sheet with The Iams Company ("Iams"), a subsidiary of Proctor & Gamble. The term sheet outlines the terms of a proposed purchase by Iams of 500,000 shares of Common Stock for $6.0 million ($12.00 per share). The purchase of the shares is subject to the conversion of all of the Company's outstanding Preferred Stock into shares of Common Stock and entering into a co-marketing agreement with Iams. All of the proceeds from the Iams investment, if completed, must be contributed to VPI's statutory capital and surplus.

Veterinary Pet Services, Inc.

Condensed Financial Information of Registrant

Balance Sheets

Schedule II.1

	December 31,
	2001	2000
ASSETS
Cash	$1,318	1,540
Investment in subsidiaries	3,993,037	2,756,599

Total assets	$3,994,355	2,758,139

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Accounts payable	$40,404	296,972
Note payable to bank	250,540	—

Total liabilities	290,944	296,972

Shareholders' equity
Convertible preferred stock, Series A	5,000,002	5,000,002
Convertible preferred stock, Series B	3,107,384	3,107,384
Common stock	7,157,816	7,147,928
Accumulated other comprehensive income (loss)	199,757	(2,321)
Accumulated deficit	(11,761,548)	(12,791,826)

Total shareholders' equity	3,703,411	2,461,167

Total liabilities and shareholders' equity	$3,994,355	2,758,139

See notes to condensed financial information.

Veterinary Pet Services, Inc.

Condensed Financial Information of Registrant

Statements of Operations

Schedule II.2

	Year ended December 31,
	2001	2000	1999
Revenues:
Other income	$—	—	—

Total revenues	—	—	—

General and administrative expenses	2,440	10,000	96,777
Interest expense	1,642	—	—

Total expenses	4,082	10,000	96,777

Loss before equity in income (loss) of subsidiaries	(4,082)	(10,000)	(96,777)
Equity in income (loss) of subsidiaries	1,034,360	(123,725)	(2,220,245)

Income (loss) before cumulative effect of a change in accounting principle of a subsidiary	1,030,278	(133,725)	(2,317,022)
Cumulative effect of a change in accounting for revenue recognition of a subsidiary	—	—	584,000

Net income (loss)	$1,030,278	(133,725)	(1,733,022)

Pro forma amounts assuming the new revenue recognition method is applied retroactively:
Income (loss) before cumulative effect of a change in accounting principle	$1,030,278	$(133,725)	$(2,317,022)

Net income (loss)	$1,030,278	$(133,725)	$(2,317,022)

Basic Earnings (Loss) Per Share
Income (loss) before cumulative effect of a change in accounting principle	$0.61	(0.08)	(1.43)
Cumulative effect of a change in accounting principle	—	—	0.36

Net income (loss) available to common shareholders	$0.61	(0.08)	(1.07)

Diluted Earnings (Loss) Per Share
Income (loss) before cumulative effect of a change in accounting principle	$0.22	(0.08)	(1.43)
Cumulative effect of a change in accounting principle	—	—	0.36

Net income (loss) available to common shareholders	$0.22	(0.08)	(1.07)

See notes to condensed financial information.

Veterinary Pet Services, Inc.

Condensed Financial Information of Registrant

Statements of Cash Flows

Schedule II.3

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$1,030,278	(133,725)	(1,733,022)
Changes in:
Investment in subsidiaries	(1,034,360)	123,725	1,636,245
Accounts payable and accrued expenses	(256,568)	(8,000)	(264,022)

Net cash used in operating activities	(260,650)	(18,000)	(360,799)

Cash flows from financing activities:
Proceeds of bank loan	250,540	—	—
Issuance and sale of stock and exercise of stock warrants	9,888	20,000	355,849

Net cash provided by financing activities	260,428	20,000	355,849

Net increase (decrease) in cash and cash equivalents	(222)	2,000	(4,950)
Cash and cash equivalents, beginning of year	1,540	(460)	4,490

Cash and cash equivalents, end of year	$1,318	1,540	(460)

Supplemental disclosures of cash flow information—cash paid for interest	$1,642	—	—

See notes to condensed financial information

Veterinary Pet Services, Inc.

Condensed Financial Information of Registrant

Notes to Condensed Financial Information

December 31, 2001 and 2000

1.    Basis of Presentation

        In accordance with the requirements of Regulation S-X of the Securities and Exchange Commission, the financial statements of the Registrant are condensed and omit many disclosures presented in the consolidated financial statements and the notes thereto.

2.    Note Payable to Bank

        During 2001, the Registrant borrowed $250,000 under a nonrevolving line of credit. On January 15, 2002, the line of credit was converted into a two-year term loan with an interest rate of 5.25%.

3.    Investment in Subsidiaries

        The Registrant's largest subsidiary, Veterinary Pet Insurance Company (VPIC), is precluded from paying dividends without the prior consent of the California Department of Insurance.

        Beginning in 2000, substantially all of the Registrant's operating costs are paid by VPIC.

Veterinary Pet Services, Inc. and Subsidiaries

Supplemental Insurance Information

Schedule III

	Column B	Column C	Column D	Column F	Column G	Column H	Column I	Column J	Column K
	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses, Claims, and Loss Expenses	Unearned Premiums	Premium Revenue	Net Investment Income	Benefits, Claims, Losses, and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
December 31, 2001	$363,545	2,204,210	17,038,121	24,030,857	651,593	15,375,963	3,041,931	7,971,873	24,835,086

December 31, 2000	$1,704,920	2,123,200	16,233,893	22,039,492	463,247	14,335,087	5,245,854	4,753,588	27,480,181

December 31, 1999	$1,436,303	1,261,399	10,793,203	15,253,935	398,847	10,300,640	5,069,314	3,693,434	18,647,605

Veterinary Pet Services, Inc. and Subsidiaries

Reinsurance

Schedule IV

	Gross amount	Assumed from other companies	Net amount	Percentage of amount assumed to net
Year ended December 31, 2001:
Premiums:
Property and liability insurance	$10,768,229	13,262,628	24,030,857	55%

Total premiums	$10,768,229	13,262,628	24,030,857	55%

Year ended December 31, 2000:
Premiums:
Property and liability insurance	$8,214,339	13,825,153	22,039,492	63%

Total premiums	$8,214,339	13,825,153	22,039,492	63%

Year ended December 31, 1999:
Premiums:
Property and liability insurance	$5,926,773	9,327,162	15,253,935	61%

Total premiums	$5,926,773	9,327,162	15,253,935	61%

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)
See Item 13, "Financial Statements and Supplementary Data."

(b)
Exhibit Index

3.	Restated and Amended Articles of Incorporation and Bylaws of the Company, and all amendments thereto*
3.1	Form of Certificate for Common Stock*
10.1	Reinsurance Agreement with Scottsdale Insurance Company and all amendments thereto.*
10.2	Lease of Principal Executive Offices*
10.3	Iams Letter of Intent*
10.4	Employment Agreement with David B. Goodnight*
10.5	Employment Agreement with Rebecca F. Lewis*
10.6	Letter from Scottsdale Insurance Company to California Department of Insurance*
10.7	Stock Option Plan*
10.8	Form of Incentive Stock Option Agreement*
10.9	Form of Non-Qualified Stock Option Agreement*
10.10	Form of Warrant Agreement*
10.11	Employment Agreement with Jack L. Stephens
10.12	General Agency Agreement between National Casualty Company and DVM Insurance Agency, Inc.
10.13	Scottsdale Insurance Company Letter of Credit
10.14	Form of Indemnification Agreement
21.	List of Subsidiaries of the Registrant*

*
Previously filed

SIGNATURES

        In accordance with Section 12 of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Brea, State of California, on January 23, 2003.

Signature	Title	Date

/s/ JACK L. STEPHENS Jack L. Stephens	President, Chief Executive Officer (Principal Executive Officer)	January 23, 2003
/s/ PAUL W. SOUZA Paul W. Souza	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	January 23, 2003

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TABLE OF CONTENTS
Glossary of Selected Insurance Terms
  ITEM 1. DESCRIPTION OF BUSINESS
  ITEM 2. FINANCIAL INFORMATION
  ITEM 3. PROPERTIES
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
  ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT
  ITEM 6. EXECUTIVE COMPENSATION
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  ITEM 8. LEGAL PROCEEDINGS
  ITEM 9. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
  ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES
  ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
  ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS
  ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Independent Auditors' Report
VETERINARY PET SERVICES, INC. AND SUBSIDIARIES Consolidated Balance Sheets
VETERINARY PET SERVICES, INC. AND SUBSIDIARIES Consolidated Statements of Operations
VETERINARY PET SERVICES, INC. AND SUBSIDIARIES Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
VETERINARY PET SERVICES, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows
VETERINARY PET SERVICES, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements
Veterinary Pet Services, Inc. Condensed Financial Information of Registrant Balance Sheets
  Schedule II.1
Veterinary Pet Services, Inc. Condensed Financial Information of Registrant Statements of Operations
  Schedule II.2
Veterinary Pet Services, Inc. Condensed Financial Information of Registrant Statements of Cash Flows
  Schedule II.3
Veterinary Pet Services, Inc. Condensed Financial Information of Registrant Notes to Condensed Financial Information December 31, 2001 and 2000
Veterinary Pet Services, Inc. and Subsidiaries Supplemental Insurance Information
  Schedule III
Veterinary Pet Services, Inc. and Subsidiaries Reinsurance
  Schedule IV
  ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
  ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURES